Exhibit 2.1

Execution Copy

AGREEMENT AND PLAN OF MERGER

AMONG

TIBCO SOFTWARE INC.,

THUNDERBOLT ACQUISITION CORP.

AND

SPOTFIRE HOLDINGS, INC.

APRIL 30, 2007

i

3.1.	ORGANIZATION AND AUTHORITY OF THE COMPANY	13

3.2.	CAPITALIZATION AND OWNERSHIP OF THE COMPANY	13

3.3.	SUBSIDIARIES	14

3.4.	AUTHORIZATION OF TRANSACTION	15

3.5.	NO CONFLICT	15

3.6.	BROKERS’ FEES	16

3.7.	TITLE TO ASSETS	16

3.8.	ALL ASSETS NECESSARY TO CONDUCT BUSINESS	16

3.9.	FINANCIAL STATEMENTS	16

3.10.	INDEBTEDNESS AND GUARANTEES	17

3.11.	[RESERVED]	17

3.12.	ABSENCE OF UNDISCLOSED LIABILITIES	17

3.13.	LEGAL AND OTHER COMPLIANCE	17

3.14.	NO MATERIAL ADVERSE CHANGE	19

3.15.	TAXES	19

3.16.	PROPERTY, PLANT AND EQUIPMENT	22

3.17.	INTELLECTUAL PROPERTY	22

3.18.	CONTRACTS	29

3.19.	NOTES AND ACCOUNTS RECEIVABLE	32

3.20.	INSURANCE AND RISK MANAGEMENT	32

3.21.	LITIGATION	33

3.22.	EMPLOYEES	33

3.23.	EMPLOYEE BENEFITS	34

3.24.	ENVIRONMENTAL MATTERS	37

3.25.	AFFILIATE TRANSACTIONS	38

3.26.	GOVERNMENT CONTRACTS	38

3.27.	DISTRIBUTORS, CUSTOMERS, SUPPLIERS	38

3.28.	NO ILLEGAL PAYMENTS, ETC	38

3.29.	BOOKS AND RECORDS	39

3.30.	CONSENTS	39

3.31.	APPROVALS	39

3.32.	PRODUCT RELEASES AND PRODUCT ROADMAP	39

3.33.	STATE TAKEOVER STATUTES	39

3.34.	DISCLOSURE	40

3.35.	POWERS OF ATTORNEY	40

ARTICLE IV RESERVED		40

ARTICLE V REPRESENTATIONS AND WARRANTIES OF BUYER AND ACQUISITION SUB		40

5.1.	ORGANIZATION OF BUYER AND ACQUISITION SUB	40

5.2.	AUTHORITY FOR AGREEMENT	40

5.3.	NO CONFLICT	40

5.4.	BROKERS’ FEES	41

5.5.	INTERIM OPERATIONS OF ACQUISITION SUB	41

5.6.	FUNDING	41

ARTICLE VI COVENANTS		41

6.1.	GENERAL	41

6.2.	NOTICES AND CONSENTS	41

6.3.	OPERATION OF BUSINESS	42

6.4.	TRANSACTION NOTICE; STATUTORY STOCKHOLDER APPROVALS	45

6.5.	ADDITIONAL AGREEMENTS	45

6.6.	REGULATORY APPROVALS	46

6.7.	FULL ACCESS	47

6.8.	DIRECTORS’ AND OFFICERS’ INSURANCE	47

6.9.	EXCLUSIVITY	47

6.10.	PAYMENT OF STOCKHOLDER INDEBTEDNESS	48

6.11.	MONTHLY FINANCIALS	48

6.12.	ISSUANCE OF SUBSTITUTE OPTIONS	48

6.13.	INFORMATION FOR PRO FORMA FINANCIALS	48

6.14.	UPDATED DISCLOSURES	48

ARTICLE VII CONDITIONS TO OBLIGATIONS TO CLOSE		49

7.1.	CONDITIONS TO OBLIGATION OF BUYER	49

7.2.	CONDITIONS TO OBLIGATIONS OF THE COMPANY	52

ARTICLE VIII CONFIDENTIALITY		53

ARTICLE IX INDEMNIFICATION		53

9.1.	INDEMNIFICATION BY THE STOCKHOLDERS	53

9.2.	INDEMNITY BY BUYER	55

9.3.	TIME FOR CLAIMS	55

9.4.	THIRD PARTY CLAIMS	56

9.5.	CONSENT TO JURISDICTION REGARDING THIRD PARTY CLAIM	58

9.6.	NO CIRCULAR RECOVERY	58

9.7.	SOURCE FOR AND LIMITATIONS TO INDEMNIFICATION BY COMPANY AND STOCKHOLDERS	58

9.8.	KNOWLEDGE AND INVESTIGATION	59

9.9.	REMEDIES CUMULATIVE	59

9.10.	EXCLUSIVITY	59

9.11.	ADJUSTMENT TO PURCHASE PRICE	60

9.12.	TAX CLAIMS	60

ARTICLE X [RESERVED]		60

ARTICLE XI TERMINATION		60

11.1.	TERMINATION OF AGREEMENT	60

11.2.	EFFECT OF TERMINATION	61

ARTICLE XII MISCELLANEOUS		61

12.1.	NOTIFICATION OF CERTAIN MATTERS	61

12.2.	PRESS RELEASES AND PUBLIC ANNOUNCEMENTS	61

12.3.	NO THIRD PARTY BENEFICIARIES	61

12.4.	ENTIRE AGREEMENT	62

12.5.	SUCCESSION AND ASSIGNMENT	62

12.6.	COUNTERPARTS	62

12.7.	HEADINGS	62

12.8.	NOTICES	62

12.9.	AMENDMENTS AND WAIVERS	64

12.10.	SEVERABILITY	64

12.11.	EXPENSES	64

12.12.	CONSTRUCTION	64

12.13.	INCORPORATION OF EXHIBITS AND SCHEDULES	65

12.14.	SPECIFIC PERFORMANCE	65

v

12.15.	GOVERNING LAW; CONSENT TO JURISDICTION AND VENUE	66

Appendices

1	-	Definitions

Exhibits

A	-	Specified Stockholders
B	-	Form of Voting Agreement
C	-	Form of Escrow Agreement
D	-	Form of Letter of Transmittal
E	-	Form of Paying Agent Agreement
2.9(a)(1)	-	Form of Notice to Optionholder
2.9(a)(2)	-	Form of Substitute Stock Option Agreement
2.9(b)	-	Form of Warrant Termination Agreement
2.11	-	Form of FIRPTA Certificate
7.1(i)	-	Form of Opinion of Company Counsel
B-1	-	Certificate of Merger (including Exhibit A thereto)

Schedules

2.5(b)	-	Consideration Spreadsheet
2.9	-	Substitute Options
6.3	-	Matters Relating to Operation of Business
7.1(g)	-	List of Employees Receiving Offer Letters
7.1(h)	-	List of Employees Executing Noncompetition Agreements
9.1(a)(v)	-	Certain Indemnification Matters

Disclosure Schedule	-	Exceptions to Representations and Warranties

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (the “Agreement”) dated as of April 30, 2007 is by and among TIBCO Software Inc., a Delaware corporation (“Buyer”), Thunderbolt Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Buyer (“Acquisition Sub”), and Spotfire Holdings, Inc., a Delaware corporation (the “Company” and, together with Buyer and Acquisition Sub, the “Parties”).

WHEREAS, the Board of Directors of the Company has determined that (i) the Merger (as defined below) is advisable and in the best interests of the Company and the Stockholders (as defined below) and (ii) the cash consideration to be received for the outstanding shares of Common Stock (as defined below) in the Merger is fair to the Stockholders;

WHEREAS, in furtherance of the Merger, the Board of Directors of each of the Company, Buyer and Acquisition Sub have approved and declared advisable the Merger in accordance with the applicable provisions of the Delaware General Corporation Law, as from time to time in effect (the “DGCL”), and upon the terms and subject to the conditions set forth herein;

WHEREAS, the Stockholders that are listed on Exhibit A hereto (the “Specified Stockholders”) have entered into voting agreements reflecting their approval and adoption of this Agreement (each, a “Voting Agreement”) in the form attached hereto as Exhibit B;

WHEREAS, the Specified Stockholders constitute the majorities required to obtain the Statutory Stockholder Approval (as defined below); and

WHEREAS, pursuant to the Merger, each outstanding share of Common Stock shall be converted into the right to receive the Merger Consideration specified in Section 2.6(c) and each share of the common stock of Acquisition Sub shall be converted into one share of common stock of the Surviving Corporation (as defined below);

WHEREAS, prior to the Merger all shares of Preferred Stock will be converted to Common Stock; and

NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the Parties agree as follows.

ARTICLE I

DEFINITIONS

The definitions contained in Appendix 1 are incorporated herein by reference.

ARTICLE II

THE MERGER

2.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, Acquisition Sub shall be merged with and into the Company and the Company shall be the surviving corporation of the Merger (the “Surviving Corporation”). At the Effective Time, the identity and separate existence of Acquisition Sub shall cease, and the Surviving Corporation shall continue its corporate existence under the laws of the State of Delaware as a wholly-owned subsidiary of Buyer. Without limiting the generality of the foregoing, from and after the Effective Time, the Surviving Corporation shall possess all of the rights, privileges, powers, franchises, properties and other interests of the Company and of Acquisition Sub.

2.2. Certificate of Incorporation and Bylaws of the Surviving Corporation. The Certificate of Incorporation of the Surviving Corporation shall be amended at the Effective Time as provided in Exhibit A to the Certificate of Merger until amended as provided by Law and the bylaws of Acquisition Sub in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended as provided by Law.

2.3. Directors and Officers of the Surviving Corporation. The directors of the Surviving Corporation immediately following the Effective Time shall be the directors of Acquisition Sub immediately prior to the Effective Time and all such directors shall hold office until their respective successors are duly elected and qualified. The officers of the Surviving Corporation immediately after the Effective Time shall be determined by the directors of the Surviving Corporation, to serve and hold office until their respective successors are duly elected and qualified.

2.4. Conversion of Preferred Stock. Immediately prior to the Closing, (i) each outstanding share of Preferred Stock will be converted into one share of Common Stock pursuant to the Company’s Certificate of Incorporation and (ii) each Company Warrant exercisable for shares of Preferred Stock shall instead be exercisable for the number of shares of Common Stock into which such shares of Preferred Stock would be convertible pursuant to the Company’s Certificate of Incorporation if such shares of Preferred Stock were then outstanding (the “Conversion”). For the avoidance of doubt, any other action, event or reckoning occurring immediately prior to the Closing pursuant to the terms of this Agreement or any Ancillary Agreement shall be deemed to have occurred following the Conversion.

2.5. Merger Consideration.

(a) The total consideration payable to the Stockholders and holders of Company Options and Company Warrants for the Merger shall equal $195.0 million (the “Merger Consideration”). The total cash consideration to be delivered to the Stockholders and holders of In-the-Money Company Vested Options or Company Warrants shall equal the Merger Consideration less an amount equal to any negative

Estimated Net Cash Balance and minus the aggregate Allocated Consideration with respect to shares of Common Stock subject to In-the-Money Company Unvested Options (the “Cash Consideration”).

(b) At the Closing, Buyer shall deliver by wire transfer an amount in cash equal to (A) $29,250,000 (the “Escrow Amount”) plus (B) $200,000 (the “Stockholder Representative Expense Amount”) to the Escrow Agent.

(i) The Escrow Amount shall be deemed to comprise a deposit with respect to each holder of Common Stock, Company Vested Options or Company Warrants (each such holder, a “Depositor”) in the amounts set forth on Schedule 2.5(b), which shall equal for each Depositor (A) the Escrow Amount multiplied by (B) the aggregate Allocated Consideration with respect to each share of Common Stock (other than Treasury Shares) held by such Depositor and each share of Common Stock subject to In-the-Money Company Vested Options or In-the-Money Company Warrants held by such Depositor divided by (C) the aggregate Allocated Consideration with respect to all shares of Common Stock (other than Treasury Shares) and all shares of Common Stock subject to In-the-Money Company Vested Options or In-the-Money Company Warrants.

(ii) The Stockholder Representative Expense Amount shall be deemed to comprise a deposit with respect to each Depositor in the amounts set forth on Schedule 2.5(b), which amount shall be equal to (A) the Stockholder Representative Expense Amount multiplied by (B) the aggregate Allocated Consideration with respect to each share of Common Stock (other than Treasury Shares) held by such Depositor and each share of Common Stock subject to In-the-Money Company Vested Options or In-the-Money Company Warrants held by such Depositor divided by (C) the aggregate Allocated Consideration with respect to all shares of Common Stock (other than Treasury Shares) and all shares of Common Stock subject to In-the-Money Company Vested Options or In-the-Money Company Warrants.

(iii) Any payment from the Escrow Amount pursuant to Sections 9.7(a) or 9.7(c) and any payment from the Stockholder Representative Expense Amount shall be deemed to proportionately reduce the interest of each Depositor in such amount based upon each Depositors’ respective interests in such amount. Any payment from the Escrow Amount pursuant to Section 9.7(b) with respect to a Depositor shall only reduce such Depositor’s interest in the Escrow Amount.

(iv) On the date which is nine months after the Closing Date (the “First Release Date”), the Escrow Agent shall distribute to the Stockholders and holders of Company Vested Options and Company Warrants (in proportion to their respective interests in the Escrow Account as of that date), a portion of the Escrow Amount equal to (x) $19,500,000, less (y) the aggregate amount of all

Demands for Payment (as defined in the Escrow Agreement) that have already been paid or that are as of the First Release Date still unresolved. The remaining funds in the Escrow Account shall be deemed the “Escrow Amount” at all times following the First Release Date for all purposes under this Agreement.

(v) On the date which is eighteen months after the Closing Date (the “Final Release Date”), the Escrow Agent shall distribute to the Stockholders and holders of Company Vested Options and Company Warrants (in proportion to their respective interests in the Escrow Account as of that date), the balance of the Escrow Amount, subject to any then-unresolved Demands for Payment. Such distribution shall be subject to and in accordance with the terms of, the Escrow Agreement.

(vi) The Parties hereby acknowledge and agree that the Escrow Amount shall be treated as an installment obligation for purposes of Section 453 of the Code, and no Party shall take any action or filing position inconsistent with such characterization. The Parties further agree that, consistent with Proposed Treasury Regulation Section 1.468B-8 under the Code, for Tax reporting purposes, all interest or other income earned from the investment of the Escrow Amount or any portion thereof, in any Tax year shall be reported as allocated to Buyer until the distribution of the Escrow Amount (or any portion thereof) is determined, and thereafter to Buyer and the Depositors in accordance with their respective interests in the Escrow Amount, consistent with Proposed Treasury Regulation Section 1.468B-8 under the Code. Promptly following the end of each calendar year and the receipt of the certificate below, the Escrow Agent shall distribute to Buyer an amount equal to the Effective Tax Rate multiplied by the taxable income and gains earned on the Escrow Amount during such year (the “Tax Distributions”). The “Effective Tax Rate” shall mean a percentage equal to the combined federal and state tax rate for Buyer for the relevant calendar year. The Effective Tax Rate and the amount of any Tax Distribution shall be set forth in a certificate signed by Buyer and the Stockholder Representative and delivered to the Escrow Agent.

(c) Buyer shall deposit, or cause to be deposited, either (i) in trust with a commercial bank or trust company appointed by Buyer and reasonably acceptable to the Company (the “Agent”) or (ii) in a segregated back account of Buyer, in either case for the benefit of the Stockholders and the holders of In-the-Money Company Vested Options or In-the-Money Company Warrants, cash in an aggregate amount equal to (A) the Cash Consideration less (B) the Escrow Amount less (C) the Stockholder Representative Expense Amount (such amount being hereinafter referred to as the “Exchange Fund”). The “Paying Agent” shall mean the Agent, in the event Buyer elects to deposit funds pursuant to clause (i), and Buyer, otherwise. The Paying Agent shall act as exchange and paying agent, registrar and transfer agent for the purpose of exchanging certificates representing, immediately prior to the Effective Time, Common Stock for the applicable portion of the Exchange Fund and for the purpose of making the payments set forth in Section 2.6(c) and Section 2.9, it being understood that any and all interest earned on funds made available to the Agent shall be turned over to Buyer. The Exchange Fund shall not be used for any other purpose except as provided in this Agreement and the Paying Agent Agreement.

(d) Schedule 2.5(b) contains a complete list of the Stockholders and all holders of Company Vested Options and Company Warrants and, as to each such Person with respect to the Common Stock, Company Vested Options and Company Warrants held by such Person, sets forth (i) the amount of Cash Consideration payable to each, (ii) the amount allocable with respect to the Exchange Fund, (iii) the amount allocable with respect to the Escrow Amount and (iv) the amount allocable with respect to the Stockholder Representative Expense Fund Amount.

2.6. Effect on Capital Stock. At the Effective Time and subject to and upon the terms and conditions of this Agreement, by virtue of the Merger and without any action on the part of Buyer, Acquisition Sub, the Company, the Stockholder Representative, the Stockholders or the holders of any shares of common stock of Acquisition Sub (“Acquisition Sub Common Stock”):

(a) Each issued and outstanding share of Acquisition Sub Common Stock shall be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation.

(b) All Treasury Shares shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be payable in exchange therefor.

(c) Each share of Common Stock (other than Treasury Shares) issued and outstanding immediately prior to the Effective Time shall be cancelled and extinguished and automatically converted into the right to receive the Per Share Price, payable as set forth in Section 2.5. Upon surrender of any certificate (each, a “Certificate”) representing shares of Common Stock in the manner provided in Section 2.7, the holder thereof shall be entitled to receive, at such time as any portion of the Cash Consideration shall become payable to such holder pursuant to Section 2.7, such portion of the Cash Consideration as shall be applicable to the shares of Common Stock represented by such Certificate.

2.7. Exchange of Certificates.

(a) Promptly after the Effective Time (and in any event within three (3) Business Days thereof), the Company, or, if applicable, the Paying Agent pursuant to the terms of the Paying Agent Agreement, shall mail to each holder of record of a Certificate or Certificates evidencing shares eligible for conversion pursuant to Section 2.6(c): (i) a Letter of Transmittal substantially in the form attached as Exhibit D hereto and (ii) instructions for effecting the surrender of such Certificate or Certificates in exchange for payment of a portion of the Cash Consideration. From and after the Effective Time, upon surrender of a Certificate for cancellation to the Paying Agent, together with such Letter of Transmittal, duly executed and properly completed, the holder of such Certificate shall be entitled to receive the portion of the Cash Consideration for each share of Common Stock formerly represented by such Certificate, and the Certificate so surrendered shall forthwith be cancelled and extinguished. Until surrendered as contemplated by this Section 2.7(a), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive a portion of the Cash Consideration as contemplated by this Section 2.7(a), without interest, and shall not evidence any interest in, or any right to exercise the rights of a stockholder or other equity holder of, the Company or the Surviving Corporation. At or after the Closing, Buyer shall pay, or cause the Paying Agent (subject to the terms of the Paying Agent Agreement) to pay, by wire transfer of immediately available funds, the applicable portion of the Cash Consideration to each holder of a Certificate that has tendered such Certificate.

(b) At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Common Stock on the records of the Company. From and after the Effective Time, the holders of Certificates evidencing ownership of shares of Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Common Stock, except as otherwise provided for herein or by applicable law. If, after the Effective Time, Certificates are presented to the Paying Agent or the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Section 2.7.

(c) None of Buyer, the Surviving Corporation, the Stockholder Representative or the Paying Agent shall be liable to any holder of a Certificate for Cash Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If Certificates are not surrendered prior to two (2) years after the Effective Time, unclaimed Cash Consideration payable with respect to the shares of the Common Stock formerly represented by such Certificates shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

(d) If any Certificate shall have been lost, stolen or destroyed, Buyer or the Paying Agent may, in its or their discretion and as a condition precedent to the payment of the respective portion of the Cash Consideration, require the owner of such lost, stolen, or destroyed Certificate to (i) provide an appropriate affidavit, in which affidavit such owner indemnifies Buyer and the Surviving Corporation against any claim that may be made against them with respect to such Certificate and (ii) deliver either a bond (in such sums as the Paying Agent may reasonably direct) as indemnity or a Medallion signature guarantee from a bank or financial institution reasonably acceptable to the Paying Agent. After the Effective Time and upon the making of such affidavit, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificate the applicable Cash Consideration with respect thereto.

2.8. Dissenting Shares.

(a) Notwithstanding anything in this Agreement to the contrary, shares of Common Stock outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has complied with Section 262 of the DGCL with respect thereto (the “Dissenting Shares”) shall not be converted into a right to receive a portion of the Cash Consideration, unless such holder fails to perfect or withdraws or otherwise loses his, her or its statutory right to appraisal. From and after the Effective Time, a holder of Dissenting Shares who has properly exercised such appraisal rights shall not have any rights of a stockholder of the Company or the Surviving Corporation with respect to such Dissenting Shares, except those provided under Section 262 of the DGCL. A holder of Dissenting Shares shall be entitled to receive payment of the appraised value of such Dissenting Shares in accordance with Section 262 of the DGCL, unless, after the Effective Time, such holder fails to perfect or withdraws or loses his, her or its right to appraisal, in which case such Dissenting Shares shall be converted into and represent only the right to receive a portion of the Cash Consideration, without interest, upon surrender of the Certificate or Certificates formerly representing such Dissenting Shares set forth in Section 2.6(c).

(b) The Company shall give Buyer (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands and any other instruments received by the Company relating to rights of appraisal and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal. Except with the prior written consent of Buyer, the Company may not voluntarily make any payment with respect to any demands for appraisal or settle or offer to settle any such demands for appraisal.

2.9. Company Options, Warrants and Rights.

(a) Company Options. At the Effective Time, each Company Vested Option shall be automatically cancelled and, in consideration of such cancellation, upon receipt of an acknowledged Notice to Optionholder substantially in the form attached as Exhibit 2.9(a)(1) (“Notice to Optionholder”), Buyer or the Surviving Corporation shall pay to each holder of In-the-Money Company Vested Options (a) an amount in respect thereof equal to the product of (i) the Allocated Consideration attributable to each such In-the-Money Company Vested Option and (ii) the number of unexercised shares of Company Common Stock subject thereto, less (b)(i) an interest in the Escrow Account equal to such holder’s share of the Escrow Amount with respect to such In-the-Money Company Vested Options determined in accordance with Section 2.5(b)(i) and (ii) such holder’s applicable Stockholder Representative Expense Amount with respect to such In-the-Money Company Vested Options determined in accordance with Section 2.5(b)(ii), and such withheld amounts shall be payable as set forth in Section 2.5(b) and the Escrow Agreement. Each Company Unvested Option shall be cancelled and, conditioned upon the execution of and subject to the terms of a Substitute Stock Option Agreement by and between Buyer and the holder of such Company Unvested Option, substantially in the form attached as Exhibit 2.9(a)(2) hereto, substituted therefor shall be an option (each, a “Substitute Option”) to purchase Buyer’s common stock, par value $0.001 per share, in a substitution that will not be deemed a grant of a new option for purposes of the rules under Section 409A of the Code. Schedule 2.9 contains a list of all Company Unvested Options and the number of shares of Buyer’s common stock subject to the Substitute Option that will be substituted for each such Company Unvested Option and the exercise price per share of Buyer common stock of such Substitute Option. As of the Effective Time, the Option Plan shall terminate and all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company shall be cancelled. The Company shall use all reasonable efforts to effectuate the foregoing, including, but not limited to, amending the Option Plan as required, sending out the requisite notices and obtaining all consents necessary to cash out and/or cancel all Company Options to ensure that, after the Effective Time, no person shall have any right under the Option Plan, except as set forth herein.

(b) Company Warrants. At the Effective Time, each outstanding warrant to acquire shares of Common Stock, including for this purpose any Company Warrant, shall no longer be exercisable for shares of Common Stock and will instead become exercisable for the portion of the Merger Consideration that would have been payable upon exchange of the Common Stock issuable upon exercise of such warrant immediately prior to the Effective Time. The applicable portion of the Merger Consideration shall be payable to each holder of a Company Warrant upon surrender of the original warrant certificate, appropriate documentation (including a Warrant Termination Agreement in the form attached hereto as Exhibit 2.9(b)) and payment of the applicable exercise price in cash, if any, in immediately available funds.

2.10. Estimated Net Cash Balances Adjustment.

(a) Estimated Net Cash Balance. The Company, after consulting with Buyer (and reasonably taking into account the views of Buyer regarding the subject), will deliver to Buyer, not less than five (5) Business Days prior to the anticipated Closing Date, a statement, certified by each of the chief financial officer and chief executive officer of Company, that will set forth their good faith estimate of the Net Cash Balance of the Company as of the close of business on the anticipated Closing Date, after giving effect to the Merger (the “Estimated Net Cash Balance”), determined in accordance with GAAP as in effect on the date of the Most Recent Balance Sheet Date.

(b) Closing Balance Sheet. As promptly as possible and in any event within forty-five (45) days after the Closing Date, Buyer will prepare or cause to be prepared, and will provide to the Stockholder Representative, a consolidated balance sheet of the Company as of the Closing Date (the “Closing Balance Sheet”), together with a written statement setting forth in reasonable detail its determination of the Net Cash Balance on the Closing Date as reflected on the Closing Balance Sheet (the “Cash Statement”). The Closing Balance Sheet and the Cash Statement will be prepared in accordance with GAAP as in effect on the date of the Most Recent Balance Sheet Date. The Stockholder Representative will have reasonable access to the work papers used by Buyer in the preparation of the Closing Balance Sheet and the Cash Statement.

(c) Dispute Notice. The Closing Balance Sheet and the Cash Statement will be final, conclusive and binding on the parties unless the Stockholder Representative provides a written notice (a “Dispute Notice”) to Buyer no later than the twentieth day after delivery of the Cash Statement setting forth in reasonable detail (a) any item on the Closing Balance Sheet and/or the Cash Statement which the Stockholder Representative believes has not been prepared in accordance with GAAP as in effect on the date of the Most Recent Balance Sheet Date and (b) the correct amount of such item in accordance with GAAP as in effect on the date of the Most Recent Balance Sheet Date. Any item or amount to which no dispute is raised in the Dispute Notice will be final, conclusive and binding on the Parties.

(d) Resolution of Disputes. The Buyer and the Stockholder Representative will attempt to resolve the matters raised in a Dispute Notice in good faith. Five (5) Business Days after delivery of the Dispute Notice, either Buyer or the Stockholder Representative may provide written notice to the other that it elects to submit the disputed items to BDO Seidman, LLP, or another nationally recognized independent accounting firm chosen jointly by Buyer and Stockholder Representative (the “Referee”). The Referee will promptly, in accordance with the Commercial Arbitration Rules of the American Arbitration Association, review only those items and amounts specifically set forth and objected to in the Dispute Notice and resolve the dispute with respect to each such specific item and amount in accordance with GAAP as in effect on the date of the Most Recent Balance Sheet Date. The fees and expenses of the Referee will be shared equally by the Stockholders and Buyer, and the decision of the Referee with respect to the items of the Closing Balance Sheet and the Cash Statement submitted to it will be final, conclusive and binding on the Parties. Each of the Parties agrees to use its commercially reasonable efforts to cooperate with the Referee and to cause the Referee to resolve any dispute no later than thirty (30) Business Days after selection of the Referee.

(e) Consideration Adjustment. Promptly, and in any event no later than the fifth Business Day after final determination of the actual Net Cash Balance in accordance with this Section 2.10, if:

(i) the actual Net Cash Balance amount determined pursuant to this Section 2.10 is less than the Estimated Net Cash Balance prepared prior to Closing, then, to the extent the Net Cash Balance is less than zero, an amount equal to the lesser of (x) the amount by which such shortfall is less than zero and (y) the amount of such shortfall, will be paid to the Surviving Corporation by wire transfer of immediately available funds out of the Escrow Amount; provided that such payment shall not reduce the Escrow Amount for purposes of Article IX (that is, to the extent the Escrow Amount is exhausted for any reason prior to final release of the Escrow, any amount payable pursuant to this Section 2.10 shall be payable directly by the Stockholders); and

(ii) the actual Net Cash Balance amount determined pursuant to this Section 2.10 is greater than the Estimated Net Cash Balance prepared prior to Closing, and there was a negative Estimated Net Cash Balance which caused a decrease in the Cash Consideration at Closing, then an amount equal to the lesser of (x) the amount by which the Cash Consideration was decreased at Closing for the Estimated Net Cash Balance, and (y) such difference, shall be deposited with the Escrow Agent as part of the Escrow Amount, and shall be released upon release of the Escrow Amount and shall be deemed to comprise a deposit with respect to each Depositor in proportion to their respective initial deposits pursuant to Section 2.5(b)(i).

For the avoidance of doubt, any payment made pursuant to this Section 2.10(e) shall not be subject to any limitations set forth in Article IX including, without limitation, any Indemnification Threshold.

2.11. FIRPTA. On or before the Closing, the Company shall deliver to Buyer a certification (in such form as may be reasonably requested by Buyer) conforming to the requirements of Treasury Regulation Sections 1.1445-2(c)(3) and 1.897-2(h). In addition, simultaneously with delivery of such certificate, the Company shall provide to Buyer, as agent for the Company, a form of notice to the Internal Revenue Service in accordance with the requirements of Treasury Regulation section 1.897-2(h)(2) (in substantially the form attached hereto as Exhibit 2.11) along with written authorization for Buyer to deliver such notice form to the Internal Revenue Service on behalf of the Company following the Closing.

2.12. Withholding. Each of Buyer, the Company and the Surviving Corporation shall be entitled to deduct and withhold Taxes from any amounts payable or otherwise deliverable pursuant to this Agreement, if such withholding is required under the Internal Revenue Code or any provision of any other applicable Law, and to pay such Taxes to the appropriate Tax Authority. To the extent such amounts are so deducted or withheld and paid to the appropriate Tax Authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

2.13. Transfer Taxes. If payment of the portion of the Cash Consideration payable to a holder of shares of Common Stock pursuant to the Merger is to be made to a person other than the person in whose name the surrendered Certificate is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the person requesting such payment shall have paid all transfer and other Taxes required by reason of the issuance to a person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of Buyer that such Tax either has been paid or is not applicable. The Stockholders will be liable for all transfer, documentary, sales, use, stamp, registration and other such Taxes, and any conveyance fees or recording charges incurred in connection with the Merger. The Stockholder Representative will file or cause to be filed all necessary Tax Returns relating to such Taxes to the extent such Tax Returns are an obligation of the Stockholders under applicable law, and shall give to Buyer a copy of any such Tax Returns as filed, together with proof of payment of the Tax shown thereon, promptly after filing. The Buyer will file or cause to be filed all necessary Tax Returns relating to such Taxes to the extent such Tax Returns are an obligation of Buyer under applicable law, and shall give to the Stockholder Representative a copy of any such Tax Returns as filed, together with proof of payment of the Tax shown thereon, promptly after filing. The Parties hereto will cooperate with each other to make any such necessary filings and, to the extent reasonably required and legally permitted, to minimize any such Taxes.

2.14. Further Assurances. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other acts or things are necessary or desirable to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation, its right, title or interest in or to any of the rights, properties or assets of the Company or Acquisition Sub or otherwise to carry out the purposes of this Agreement, the Surviving Corporation and its officers and directors shall be authorized to execute and deliver, in the name and on behalf of the Company, all such deeds, bills of sale, assignments and assurances and to do, in the name and on behalf of the Company, all such other acts and things necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to or under such rights, properties or assets in the Surviving Corporation or otherwise to carry out the purposes of this Agreement.

2.15. Escrow Agreement. On the Closing Date, Buyer, the Stockholder Representative and the Escrow Agent shall enter into the Escrow Agreement and Buyer shall deposit the Escrow Amount and the Stockholder Representative Expense Amount into escrow, with each such amount to be released on the terms and subject to the conditions set forth in the Escrow Agreement.

2.16. The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Ropes & Gray LLP, One International Place, Boston, Massachusetts, on the latest of (a) the second Business Day after all of the conditions set forth in Article VII have been satisfied or waived in accordance with this Agreement (other than the delivery of items at the Closing and other than those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the delivery of such items and the satisfaction or waiver of such conditions) or (b) at such other place and time as the Parties may mutually determine in writing (the “Closing Date”).

2.17. Deliveries at the Closing. At the Closing, (a) the Company will deliver to Buyer the various certificates, instruments and documents referred to in Section 7.1, (b) the

Paying Agent will make the payments contemplated by this Agreement to be made at Closing, and (c) Buyer will deliver to the Company the various certificates, instruments and documents referred to in Section 7.2.

2.18. Stockholder Representative.

(a) Effective upon the approval of the Merger and this Agreement by the Stockholders, and without any further act of any Stockholder, Christopher Ahlberg shall be constituted and appointed as the representative of the Stockholders (the “Stockholder Representative”) for and on behalf of the Stockholders to give and receive notices and communications, take any actions contemplated by Section 2.14, to authorize delivery to Buyer or any other Buyer Indemnified Person of any amounts from the funds held by the Escrow Agent in satisfaction of claims by Buyer or such other Buyer Indemnified Person, to negotiate, enter into settlements and compromises of and comply with orders of courts with respect to such claims, and to take all actions necessary or appropriate in the judgment of the Stockholder Representative for the accomplishment of the foregoing, and to carry out all other obligations set forth specifically for the Stockholder Representative in this Agreement. Such agency may be changed by the holders of two-thirds in interest of the Stockholders from time to time upon not less than ten (10) calendar days’ prior written notice to all of the Stockholders, Buyer and the Escrow Agent. Notices of communications to or from the Stockholder Representative shall constitute notice to or from each of the Stockholders.

(b) The Stockholder Representative shall not be liable for any act done or omitted hereunder as Stockholder Representative while acting in good faith and in the exercise of reasonable judgment. The Stockholder Representative will serve without compensation unless otherwise agreed in a separate agreement among the Stockholders and the Stockholder Representative.

(c) A decision, act, consent or instruction of the Stockholder Representative shall constitute a decision of all of the Stockholders, and shall be final, binding and conclusive upon each and every Stockholder, and the Escrow Agent and Buyer may rely upon any decision, act, consent or instruction of each and every Stockholder. The Escrow Agent and Buyer are hereby relieved from any liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of the Stockholder Representative.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Buyer on behalf of itself and its Subsidiaries that the statements contained in this Article III are correct and complete as of the date of this Agreement, except as set forth in the disclosure schedule accompanying this Agreement (the “Disclosure Schedule”). The Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Article III, shall be subject to rules of construction provided in Section 12.12.

3.1. Organization and Authority of the Company. The Company is a Delaware corporation, duly organized, validly existing, and in good standing under the laws of Delaware. Copies of the Certificate of Incorporation and Bylaws of the Company as amended to date (together, the “Company Charter Documents”) heretofore delivered or made available to Buyer, are accurate and complete and each instrument is in full force and effect. The Company is qualified and in good standing as a foreign corporation in each jurisdiction listed in Section 3.1 of the Disclosure Schedule, which jurisdictions are the only jurisdictions where the nature of the activities conducted by it or the character of the property owned, leased or operated by it make such qualification necessary or appropriate, except where the failure to be qualified to do business or in good standing has not had or would not be reasonably likely to have a Material Adverse Effect. The Company has corporate power or authority to own, lease and operate its assets and to carry on its business as it is heretofore being conducted.

3.2. Capitalization and Ownership of the Company.

(a) Authorized Capital Stock. The authorized capital stock of the Company as of the date hereof consists of 16,000,000 shares of Common Stock, $0.001 par value per share (the “Common Stock”); 2,715,798 shares of Series A Convertible Preferred Stock, $0.01 par value per share (the “Series A Preferred Stock”); 2,352,941 shares of Series B Convertible Preferred Stock, $0.01 par value per share (the “Series B Preferred Stock”); 1,476,510 shares of Series C Convertible Preferred Stock, $0.01 par value per share (the “Series C Preferred Stock”); and 1,393,008 shares of Series D Convertible Preferred Stock, $0.01 par value per share (the “Series D Preferred Stock”).

(b) Issued and Outstanding Capital Stock. As of the date hereof, there are issued and outstanding (a) 5,468,851 shares of Common Stock, (b) 2,715,798 shares of Series A Preferred Stock, (c) 2,352,941 shares of Series B Preferred Stock, (d) 1,476,510 shares of Series C Preferred Stock and (e) 1,313,484 of Series D Preferred Stock. In addition, 65,580 shares of Common Stock are held as treasury stock and no other shares of treasury stock are held by the Company. All of such shares are held of record and, to the Company’s Knowledge, beneficially by the Persons and in the respective amounts set forth in Section 3.2(b) of the Disclosure Schedule, to the Company’s Knowledge free and clear of any Encumbrances. Immediately prior to the Effective Time, each share of Preferred Stock shall automatically be converted to Common Stock without any right to receive a liquidation preference.

(c) Options and Warrants. As of the date hereof, (i) 176,986 shares of Common Stock are reserved for issuance pursuant to Company Warrants; and (ii) 3,058,756 shares of Common Stock are reserved for issuance pursuant to Company Options.

(d) Compliance. All of the outstanding shares of Capital Stock are duly authorized and have been validly issued, are fully paid and nonassessable. None of the outstanding shares of Capital Stock were issued in violation of the Securities Act or the securities or blue sky laws of any state or jurisdiction.

(e) Certain Debt Instruments. The Company has no outstanding bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which the Stockholders can vote.

(f) Certain Rights and Restrictions. Except as set forth in Section 3.2(f) of the Disclosure Schedule, and other than as provided in or contemplated by the Company Charter Documents, the Amended and Restated Investors’ Rights Agreement dated as of March 16, 2000 by and among the Company and certain Stockholders, as amended (the “Investors’ Rights Agreement”) and the Amended and Restated Right of First Refusal and Co-Sale Agreement dated as of March 16, 2000 by and among the Company and certain Stockholders, as amended (together with the Investors’ Rights Agreement, the “Stockholders Agreements”), there are not as of the date hereof, and at the Effective Time there will not be, any (i) agreements restricting the transfer of any Common Stock, (ii) preemptive rights on the part of any holder of any class of securities of the Company and (iii) subscriptions, outstanding options (other than Company Options), conversion or exchange rights, warrants (other than Company Warrants), repurchase or redemption agreements, or other agreements, claims or commitments of any kind obligating the Company, contingently or otherwise, to issue, transfer, deliver or sell any of its Equity Interests, and no authorization therefor has been given and all such agreements (including the Stockholders Agreements) shall be terminated on or before the Effective Time. The Company Options and Company Warrants are held of record by the persons and in the amounts set forth in Section 3.2(f) of the Disclosure Schedule.

(g) Shareholder Agreements. To the Knowledge of the Company, other than the Voting Agreements dated the date hereof and the Stockholders Agreements, there are no stockholder agreements, voting trusts, proxies or other agreements or understandings with respect to the voting of the Capital Stock and all such agreements shall be automatically terminated on or before the Effective Time.

3.3. Subsidiaries. Section 3.3 of Disclosure Schedule sets forth a true and complete list of each of the Subsidiaries of the Company and, for each Subsidiary, its jurisdiction of organization, its capitalization and the jurisdictions in which it is qualified to do business. Each Subsidiary of the Company is validly existing and is in good standing under the laws of its jurisdiction of organization. Each Subsidiary of the Company is qualified and in good standing as a foreign corporation in each jurisdiction listed in Section 3.3 of the Disclosure Schedule, which jurisdictions are the only jurisdictions where the nature of the activities conducted by it or the character of the property owned, leased or operated by it make such qualification necessary or appropriate, except where the failure to be qualified to do business or in good standing has not had or would not be reasonably likely to have a Material Adverse Effect. Except as set forth in

Section 3.3 of the Disclosure Schedule, all the outstanding shares of Capital Stock of, or other Equity Interests in, each Subsidiary are duly authorized and have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by the Company, free and clear of all Encumbrances. None of the outstanding shares of Capital Stock of a Subsidiary of the Company was issued in violation of the Securities Act or the securities or blue sky laws of any state or jurisdiction except where such violation individually or in the aggregate has not had or could not be reasonably expected to have a Material Adverse Effect. Except as set forth in Section 3.3 of the Disclosure Schedule, there are not as of the date hereof, and at the Effective Time there will not be, any (i) agreements restricting the transfer of, or affecting the rights of any holder of, the shares of Capital Stock of any Subsidiary of the Company, (ii) preemptive rights on the part of any holder of any class of securities of such Subsidiary and (iii) subscriptions, outstanding options, conversion or exchange rights, warrants, repurchase or redemption agreements, or other agreements, claims or commitments of any kind obligating such Subsidiary, contingently or otherwise, to issue, transfer, deliver or sell any of its Equity Interest, and no authorization therefor has been given. To the Knowledge of the Company, there are no stockholder agreements, voting trusts, proxies or other agreements or understandings with respect to the voting of the capital stock of any Subsidiary of the Company.

3.4. Authorization of Transaction. The Company has the legal capacity, power and authority (including full corporate power and authority) to execute and deliver this Agreement and the Ancillary Agreements and to perform its obligations hereunder. All corporate and other actions or proceedings to be taken by or on the part of the Company and its Subsidiaries to authorize and permit the execution and delivery by the Company of this Agreement and the instruments required to be executed and delivered by the Company, the performance by it of its obligations hereunder, and the consummation by it of the transactions contemplated herein, have been duly and properly taken (other than (x) the approval of both (i) the holders of a majority of the outstanding Preferred Stock and (ii) the holders of a majority of the outstanding Preferred Stock and Common Stock, voting together as a single class (the “Statutory Stockholder Approval”), and (y) the filing with the Secretary of State of Delaware the Certificate of Merger as required by the DGCL). This Agreement and each of the Ancillary Agreements have been duly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable in accordance with its respective terms and conditions.

3.5. No Conflict. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby (including the execution and delivery of any certificates or other instruments, agreements or documents required to be delivered pursuant to this Agreement) do now or will (i) violate any Law, Permit, or other restriction of any governmental authority applicable to the Company or any of its Subsidiaries, (ii) conflict with, result in a breach of, constitute a default under, result in acceleration of any rights under, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any Contract to which the Company or any of its Subsidiaries is a party or by which any of them are bound or any of their property is subject for which aggregate bookings during the period from and including fiscal year 2004 through the first quarter of fiscal year 2007 for the Company (together with its Subsidiaries on a consolidated basis) totaled at least $500,000, or (iii) result in a breach of or constitute a default or violation under any provision of the Company Charter Documents or any equivalent constitutional documents of any Subsidiary, except, in the case of clauses (i) and (ii), where such violation, conflict, breach, default, acceleration, termination, modification or cancellation has not had or could not be reasonably expected to have a Material Adverse Effect. None of the Company or its Subsidiaries needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any governmental authority in order for the Parties to consummate the transactions contemplated by this Agreement, except for the filing of the Certificate of Merger with the Secretary of State of Delaware and except as required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), or the equivalent requirements of any other jurisdiction.

3.6. Brokers’ Fees. Except as set forth in Section 3.6 of the Disclosure Schedule, none of the Company or its Subsidiaries has any Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which Buyer, the Company or its Subsidiaries could become liable or obligated.

3.7. Title to Assets. Except as set forth in Section 3.7 of the Disclosure Schedule, each of the Company and its Subsidiaries has good and marketable title to, or a valid and subsisting leasehold interest in, the tangible properties and assets used by it, located on its premises, or reflected on the Most Recent Financial Statements or acquired after the date thereof, free and clear of all Encumbrances, except for properties and assets disposed of in the Ordinary Course of Business since the date of the Most Recent Financial Statements.

3.8. All Assets Necessary to Conduct Business. The assets, properties and rights of the Company and its Subsidiaries are sufficient for the continued conduct of the Company’s and its Subsidiaries’ business in substantially the same manner as currently conducted.

3.9. Financial Statements.

(a) The following financial statements (collectively, the “Financial Statements”) are attached to Section 3.9 of the Disclosure Schedule: (i) audited consolidated balance sheets and statements of income, changes in stockholders’ equity, and cash flow of the Company as of and for the fiscal years ended December 31, 2003, 2004 and 2005, and (ii) unaudited consolidated balance sheets and statements of income, changes in stockholders’ equity and cash flows of the Company for the fiscal year ended December 31, 2006 (the “Most Recent Fiscal Year End”) and for the three months and year to date ended March 31, 2007 (the “Most Recent Financial Statements”). The Financial Statements (including, with respect to the audited financial statements only, the notes thereto) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, and present fairly, in all material respects, the consolidated financial condition of the Company as of such dates and the consolidated results of operations of the Company as at the respective dates of and for the periods referred to in such financial statements and are consistent with the books and records of the Company and its Subsidiaries, subject to normal and recurring year end adjustments and in the case of the unaudited financial statements, the absence of notes.

(b) The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate actions are taken with respect to any differences. To the Knowledge of the Company, there are no, nor have there been, material breaches or violations of internal accounting control systems or procedures or fraud, or allegations of fraud, committed by an officer of the Company or other persons in a financial control or management position.

(c) The revenues and accounts receivable recorded in the books and records of the Company and its Subsidiaries and reflected in the Financial Statements substantially comply with the principles of revenue recognition set forth in AICPA SOP No. 97-2 (Software Revenue Recognition), and other applicable authoritative literature.

3.10. Indebtedness and Guarantees. Except as set forth in the Most Recent Financial Statements or in Section 3.10 of the Disclosure Schedule, none of the Company or its Subsidiaries has any outstanding Indebtedness. The Company has no Indebtedness owed to any Stockholder, no Stockholder has any Indebtedness owed to the Company and there are no conditional contribution obligations of any Swedish Stockholder to the Company. The Company is not a guarantor or otherwise liable for any material Liability or Indebtedness of any other Person.

3.11. [Reserved]

3.12. Absence of Undisclosed Liabilities. Except as set forth in Section 3.12 of the Disclosure Schedule, none of the Company or its Subsidiaries has any material Liability (and to the Knowledge of the Company there is no Basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against any of them giving rise to any material Liability), except for (i) Liabilities reflected or reserved against in the Most Recent Financial Statements, (ii) Liabilities which have arisen in the Ordinary Course of Business (none of which material Liabilities referred to under clause (ii) of this Section 3.12 results from, arises out of, is related to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort infringement, or violation of law), or (iii) Liabilities referenced in this Agreement, including any schedule hereto.

3.13. Legal and Other Compliance.

(a) Each of the Company and its Subsidiaries is in compliance with all Laws applicable to it or to the conduct or operation of its business, except such non compliance that has not had or could not be reasonably expected to have a Material Adverse Effect. Except as set forth in Section 3.13(a) of the Disclosure Schedule, neither the use of any of the properties or assets of the Company or any of its Subsidiaries, nor the conduct of any of their respective businesses conflicts with the rights of any other Person or violates, or with the giving of notice or the passage of time or both will violate, conflict with or result in a default, right to accelerate or loss of rights under, any terms or provisions of any of their respective charter or bylaws or any Contract or Law to which the Company or its Subsidiaries is a party or by which any of them may be bound or affected.

(b) The Company and its Subsidiaries hold all authorizations, permits, licenses, certificates, easements, concessions, franchises, variances, exemptions, orders, consents, registrations, approvals and clearances of all Governmental Authorities and third Persons which are required for the Company and its Subsidiaries to own, lease and operate its properties and other assets and to carry on their respective businesses as they are conducted as of the date hereof (the “Permits”), such Permits are not subject to any conditions or requirements that are not generally imposed on the holders thereof, and all such Permits are valid and in full force and effect, except where the failure to have, or the suspension or cancellation of, or the failure to be valid or in full force and effect of, any such Permits individually or in the aggregate, has not had or could not be reasonably expected to have a Material Adverse Effect; and no proceeding is pending or to the Knowledge of the Company, threatened, to revoke, suspend, cancel, terminate or otherwise adversely modify any Permit. Except as set forth in Section 3.13(b) of the Disclosure Schedule, the Company and its Subsidiaries are, and have been at all times, in compliance with the terms of the Permits, except where the failure to be in compliance with the terms of the Permits, individually or in the aggregate, has not had or could not reasonably be expected to have a Material Adverse Effect.

(c) Except as set forth in Section 3.13(c) of the Disclosure Schedule, since January 1, 2004 neither the Company nor any of its Subsidiaries has received any written notification from any governmental authority (A) asserting that the Company or any of its Subsidiaries is not in compliance with, or at any time since such date has failed to comply with any Laws, except for any such lack of compliance which, individually or in the aggregate, has not had or could not reasonably be expected to have a Material Adverse Effect, or (B) threatening to revoke any Permit (except for any such revocation which, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect), nor to the Knowledge of the Company does any Basis exist therefore. None of the Company or its Subsidiaries has Knowledge of any proposed Laws, governmental takings, condemnations, investigations or other proceedings which would be applicable to its business, operations or properties and which could reasonably be expected to have a Material Adverse Effect on its properties, assets, or operations.

(d) The Company and each of its Subsidiaries has conducted its export transactions in substantial conformity with applicable provisions of the export control laws and regulations of all relevant jurisdictions, including but not limited to the U.S. Export Administration Act and implementing U.S. Export Administration Regulation. Without limiting the foregoing, the Company represents and warrants that (i) the Company and each of its Subsidiaries has obtained all export licenses and other approvals required for its exports of products, software and technologies from the United States or from Sweden, as applicable; (ii) the Company and each of its Subsidiaries is in material compliance with the terms of all applicable export licenses or other approvals; and (iii) there are no actions, pending or, to the Company’s Knowledge, threatened claims, conditions or circumstances pertaining to the Company’s or any of its Subsidiaries’ export transactions, licenses or permits that could reasonably be expected to give rise to any future Liability.

(e) Except as set forth in Section 3.13(e) of the Disclosure Schedule, the Company and all of its Subsidiaries are in material compliance with all applicable U.S. and non-U.S. customs Laws and regulations, including any export or import declaration filing, payment of customs duties, compliance with import quotas, import registration or any other similar requirements related to the exportation or importation of goods or services by the Company or any of its Subsidiaries. Section 3.13(e) of the Disclosure Schedule lists each special import or export program in which the Company or any of its Subsidiaries participates, including any temporary importation, bonded warehouse, expedited customs clearance or processing, drawback or similar program entitling the Company or any of its Subsidiaries to customs or tax benefits related to the importation or exportation of its goods or services. The Company and all of its Subsidiaries are in material compliance with all requirements imposed under any such programs. Except as set forth in Section 3.13(e) of the Disclosure Schedule, there is no charge, proceeding or, to the Knowledge of the Company, governmental investigation with respect to a violation of any applicable U.S. or non-U.S. customs Laws and regulations that is now pending or, to the Knowledge of the Company, threatened with respect to the Company or any of its Subsidiaries.

3.14. No Material Adverse Change. Since the date of the Most Recent Fiscal Year End, there has not been any event, occurrence or circumstance which has resulted in a Material Adverse Effect and, to the Company’s Knowledge, no event has occurred or circumstance exists that could be reasonably expected to result in a Material Adverse Effect.

3.15. Taxes.

(a) Except as set forth in Section 3.15(a) of the Disclosure Schedule, each of the Company and its Subsidiaries has or, as of the Closing, will have (A) duly and timely filed (or there have been filed on its behalf) all Tax Returns required to be filed by it (taking into account all applicable extensions) with the appropriate Tax Authority and all such Tax Returns are true, correct and complete in all material respects, (B) duly paid in full all Taxes owed by each of the Company and its Subsidiaries (or for which the Company or its Subsidiaries are liable, whether as a successor in interest, transferee, by contract or otherwise) (whether or not shown on any Tax Return) and (C) complied in all material respects with all Tax Laws relating to the payment and withholding of Taxes.

(b) There are no Encumbrances for Taxes upon any property or assets of the Company or any of its Subsidiaries.

(c) The Most Recent Financial Statements reflect an adequate reserve in accordance with GAAP for all unpaid Taxes of the Company and its Subsidiaries for all taxable periods and portions thereof accrued through the date of such financial statements.

(d) Except as set forth in Section 3.15(d) of the Disclosure Schedule, there is no audit, examination, dispute or claim by any Tax Authority raised, claimed, or currently in progress (or written notice to the Company or any of its Subsidiaries or any of their respective agents or employees of any of the foregoing) with respect to any Taxes or Tax Return of the Company or any of its Subsidiaries which, if determined adversely, would be expected to result in a Tax deficiency. Neither the Company nor any of its Subsidiaries has received written notice of any claim made by a Tax Authority in a jurisdiction where the Company or any of its Subsidiaries, as applicable, does not file a Tax Return, that the Company or such Subsidiary is or may be subject to taxation by that jurisdiction.

(e) No deficiencies were asserted by a Tax Authority as a result of any examinations of any Tax Return of the Company or any of its Subsidiaries, including any predecessors thereof, which have not been resolved and fully paid or accrued as a Liability on the Most Recent Financial Statements.

(f) Except as set forth in Section 3.15(f) of the Disclosure Schedule, there are no outstanding requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against the Company or any of its Subsidiaries, and no power of attorney granted by either the Company or any of its Subsidiaries with respect to any Taxes is currently in force.

(g) Except as set forth in Section 3.15(g) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any agreement providing for the allocation, indemnification or sharing of Taxes (other than any agreements solely between the Company and its Subsidiaries), and neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group (or similar state, local or foreign filing group) filing a consolidated income Tax Return (other than a group the common parent of which is the Company) or (ii) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of Law), as a transferee or successor, by contract or otherwise.

(h) The Company and each of its Subsidiaries has delivered or made available to Buyer complete copies of all Tax Returns of the Company and each of its Subsidiaries, including any predecessors thereof, for taxable years ending between December 31, 2003 and December 31, 2005.

(i) Except as set forth in Section 3.15(i) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries has (i) agreed to make nor is it required to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise; (ii) constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying (or intended to qualify) for tax-free treatment under Section 355 of the Code (or as much of Section 356 of the Code as related to such Section 355) (A) in the two years prior to the date of this Agreement or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in connection with the Merger; or (ii) been a party to any transaction that was reported as a “reorganization” within the meaning of Section 368(a) of the Code.

(j) The Company is not, and has not been, a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(k) Neither the Company nor any of its Subsidiaries will be required to include an amount in taxable income or exclude any item of deduction or loss from taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any “closing agreement” as defined in Code Section 7121 (or any corresponding or similar provision of Tax Law) executed on or prior to the Closing Date, (ii) any deferred intercompany gain or excess loss account described in Treasury regulations under Code Section 1502 (or any corresponding or similar provision of Tax Law which relates to a transaction completed on or prior to the Closing Date), (iii) an installment sale or open transaction disposition made on or prior to the Closing Date, or (iv) any prepaid amount received on or prior to the Closing Date.

(l) Neither the Company nor any of its Subsidiaries has participated, within the meaning of Treasury regulation Section 1.6011-4(c) in any “reportable transaction” within the meaning of Section 6011 of the Code and the Treasury regulations promulgated thereunder and none of the Company nor any of its Subsidiaries has participated in any tax shelter within the meaning of Sections 6111 or 6662 of the Code or comparable provisions of state Law.

(m) Except as set forth in Section 3.15(m) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any contract, agreement, plan or other arrangement that, individually or collectively, would give rise to the payment as a result of the Merger of any amount which would not be deductible by reason of Section 280G of the Code or would be subject to withholding under Section 4999 of the Code.

(n) The Company and its Subsidiaries have deducted, withheld and timely paid to the appropriate Tax Authority all Taxes required to be deducted, withheld or paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and the Company and its Subsidiaries have complied with all reporting and recordkeeping requirements.

3.16. Property, Plant and Equipment. Neither the Company nor any of its Subsidiaries owns any real property. Section 3.16 of the Disclosure Schedule lists all real property leased by the Company or any of its Subsidiaries as lessee (together with all fixtures and improvements, the “Leased Real Property”). The Company or one of its Subsidiaries has valid and enforceable leasehold interests under the leases with respect to the Leased Real Property, free and clear of all Encumbrances other than easements, covenants, rights-of-way and other encumbrances or restrictions, whether recorded or referred to in an applicable lease or unrecorded, which do not materially impair the continued use of the property subject thereto as currently used. All of the fixtures and other improvements leased by the Company or any of its Subsidiaries and located on any Leased Real Property (i) are adequate and suitable for their present uses, (ii) are in satisfactory condition and repair (subject to normal wear and tear), and (iii) have been maintained in accordance with normal industry practice. Except as set forth in Section 3.16 of the Disclosure Schedule, each material lease with respect to the Leased Real Property is valid, unmodified and in full force and effect, and there are no subleases with respect to the Leased Real Property. Neither any landlord nor the Company nor any of its Subsidiaries party to any lease with respect to Leased Real Property is in monetary or other material default under any such lease. True and complete copies of all leases for Leased Real Property have been made available to Buyer.

3.17. Intellectual Property.

(a) For the purposes of this Agreement, the following terms have the following definitions:

(i) “Intellectual Property” shall mean any or all of the following and all rights in, arising out of, or associated therewith: (i) all United States and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof (“Patents”); (ii) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data and customer lists, and all documentation relating to any of the foregoing; (iii) all copyrights, copyright registrations and applications therefor and all other rights corresponding thereto throughout the world; (iv) all industrial designs and any registrations and applications therefor throughout the world; (v) all trade names, logos, common law trademarks and service marks; trademark and service mark registrations and applications therefor and all goodwill associated therewith throughout the world; (vi) all databases and data collections and all rights therein throughout the world; (vii) all web addresses, sites and domain names, rights of privacy and publicity, moral rights and proprietary rights of any kind or nature, however denominated throughout the world in all media now known or hereafter created; (viii) all computer software, including all source code, object code, firmware, development tools, files, records and data, all media on which any of the foregoing is recorded; (ix) all processes, devices, prototypes, schematics, breadboards, netlists, mask works, test methodologies, and hardware development tools; (x) any similar, corresponding or equivalent rights to any of the foregoing; and (xi) all licenses, registrations, applications, common-law rights and documentation related to any of the foregoing; and (xii) any and all Actions and rights to sue at law or in equity for any past or future infringement or other impairment of any of the foregoing, including the right to receive all proceeds and damages therefrom, and all rights to obtain renewals, continuations, divisions or other extensions of legal protections pertaining thereto.

(ii) “Company Intellectual Property” shall mean any Intellectual Property that is owned by or exclusively licensed to Company or any of its Subsidiaries, including the Company Registered Intellectual Property (as defined below).

(iii) “Registered Intellectual Property” shall mean all United States, international and foreign: (i) Patents; (ii) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks; (iii) registered copyrights and applications for copyright registration; and (iv) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by, any state, government or other public legal authority.

(iv) “Company Registered Intellectual Property” means all of the Registered Intellectual Property owned by, or filed in the name of, Company or any of its Subsidiaries.

(v) “Personal Data” shall mean a natural person’s name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number, credit or debit card number or customer or account number, or any other piece of information that allows the identification of a natural person.

(vi) “User Data” shall mean any Personal Data or other data or information collected by or on behalf of the Company or any of its Subsidiaries from users of any Company Product or website of the Company or any of its Subsidiaries.

(vii) “Company Privacy Policy” shall mean any external or internal, past or present privacy policy of the Company or any of its Subsidiaries, including any policy relating to: (1) the privacy of users of any Company Product or of any website of the Company or any of its Subsidiaries, (2) the collection, storage, disclosure, and transfer of any User Data or Personal Data, or (3) any employee information.

(b) Section 3.17(b) of the Disclosure Schedule is a complete and accurate list of all Company Registered Intellectual Property and specifies, where applicable, the jurisdictions in which each such item of Company Registered Intellectual Property has been issued or registered and lists any adversarial proceedings or actions before any court, tribunal (including the United States Patent and Trademark Office (the “PTO”) or equivalent authority anywhere in the world) related to any of the Company Registered Intellectual Property. Section 3.17(b) of the Disclosure Schedules also contains a complete and accurate list of the names and contact information for all foreign filing agents for such Company Registered Intellectual Property. Except as set forth in Section 3.17(b) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries has permitted the Company’s rights in any Company Registered Intellectual Property to lapse.

(c) Section 3.17(c) of the Disclosure Schedule is a complete and accurate list (by name and version number) of all generally commercially available software products of the Company or any of its subsidiaries that have been sold, distributed, provided or otherwise disposed of in the 5-year period preceding the date hereof (collectively, “Company Products”).

(d) No Company Intellectual Property or Company Product is subject to any proceeding or outstanding decree, order, judgment or stipulation materially restricting the use, transfer, or licensing thereof by the Company or any of its Subsidiaries, or which may materially adversely affect the validity, use or enforceability of such Company Intellectual Property or Company Product.

(e) To the Knowledge of the Company, each material item of Company Registered Intellectual Property is valid and enforceable, and, except as set forth in Section 3.17(e) of the Disclosure Schedule, (i) all necessary registration, maintenance and renewal fees currently due in connection with such Company Registered Intellectual Property have been made and (ii) all necessary documents, recordations and certificates in connection with such Company Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of perfecting or maintaining such Company Registered Intellectual Property. Except as set forth in Section 3.17(e) of the Disclosure Schedule, as of the date of this Agreement, there are no actions that must be taken within one hundred twenty (120) days of the Closing, including the payment of any registration, maintenance or renewal fees or the filing of any response to PTO office actions, documents, applications or certificates for the purposes of obtaining, perfecting, maintaining or preserving or renewing any Company Registered Intellectual Property.

(f) Except as set forth in Section 3.17(f) of the Disclosure Schedule, the Company and each of its Subsidiaries owns and has good and exclusive title to, each material item of Company Intellectual Property free and clear of any Encumbrances (excluding non-exclusive licenses and related restrictions granted in the ordinary course), provided, however, that the Company does not represent or warrant that other Persons do not use and have the right to use identical or similar inventions, trade secrets, know how, trademarks or technology that is used by the Company. Without limiting the foregoing: (i) neither the Company’s nor any of its Subsidiary’s right to use trademarks and trade names used in connection with the operation or conduct of the business of Company and its subsidiaries, including the sale or distribution of Company Products or the provision of any services by the Company or any of its Subsidiaries has been challenged by any third party; and (ii) aside from any items identified in Section 3.17(i) and Section 3.17(s)(i) of the Disclosure Schedule, the Company owns exclusively, and has good title to, all works subject to copyright embodied in Company Products or which the Company or any of its Subsidiaries otherwise purports to own.

(g) To the extent that any Intellectual Property has been developed or created independently or jointly by a third party for the Company or any of its Subsidiaries, the Company has a written agreement with such third party with respect thereto and the Company thereby either (i) has obtained ownership and is the exclusive owner of, or (ii) has obtained a perpetual and irrevocable license (sufficient for the conduct of its business as currently conducted) to such Intellectual Property by operation of law or by valid assignment or license, to the fullest extent it is legally possible to do so.

(h) The Company Intellectual Property and other Intellectual Property either owned by or licensed to Company and its Subsidiaries constitutes all the Intellectual Property rights used in and/or necessary to the conduct of the business of Company and its Subsidiaries as it currently is conducted, including, without limitation, the design, development, manufacture, use, import and sale of Company Products.

(i) Section 3.17(i) of the Disclosure Schedule sets forth a list of all Intellectual Property owned by a third party that is contained in, incorporated into or distributed with, any of the Company Products or from which a Company Product is derived (“Third Party Product Technology”) and identifies each Contract pursuant to which the Company or its Subsidiaries licenses the Third Party Product Technology and the Company Product(s) to which such Third Party Product Technology relates. Except as set forth in Section 3.17(i) of the Disclosure Schedule, no Person who has licensed any Intellectual Property to the Company or any of its Subsidiaries has ownership rights or license rights to improvements made by the Company or such Subsidiary in such Intellectual Property.

(j) Neither the Company nor any of its Subsidiaries has transferred ownership of, or granted any exclusive license with respect to, any Company Intellectual Property, to any third party, or permitted Company’s rights in any Company Intellectual Property to enter the public domain.

(k) Section 3.17(k) of the Disclosure Schedule lists all contracts, licenses and agreements to which the Company or any of its Subsidiaries is a party: (i) with respect to Company Intellectual Property or Company Products licensed, sold or transferred to any third party (other than licenses permitting third parties to integrate their products with Company Products (or vice-versa) with an API plug-in or similar code, demonstration licenses, end-user licenses, purchase orders and invoices for Company Products and related support and maintenance agreements in the ordinary course), including any material agreements with third party manufacturers, reproduction or fulfillment houses, foundries, resellers or distributors; or (ii) pursuant to which a third party has licensed or transferred any material Intellectual Property, including any Third Party Product Technology, to the Company.

(l) All contracts, licenses and agreements listed in Section 3.17(k) of the Disclosure Schedule are in full force and effect (other than those which have expired by their terms). Except as set forth in Section 3.17(l) of the Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will neither violate nor result in the breach, modification, cancellation, termination or suspension of, or acceleration of any payments with respect to, such contracts, licenses and agreements. Each of the Company and its Subsidiaries is in material compliance with, and has not materially breached any material term of, any such contracts, licenses and agreements (except for such breaches that have been cured) and, to the Knowledge of the Company, all other parties to such contracts, licenses and agreements are in compliance with, and have not materially breached any term of, such contracts, licenses and agreements (except for such breaches that have been cured). There is no material dispute regarding the scope of or performance under any of such contracts, licenses or agreements, including with respect to any payments to be made or received by the Company or any of its Subsidiaries thereunder. Following the Closing Date, the Surviving Corporation and the Subsidiaries will be permitted to exercise all of the Company’s and its Subsidiaries’ respective rights under such contracts, licenses and agreements to the same extent the Company and its Subsidiaries would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company or its Subsidiaries would otherwise be required to pay. Neither this Agreement nor the transactions contemplated by this Agreement, including the assignment to Buyer or the Surviving Corporation by operation of law of any contracts or agreements to which the Company or any of its Subsidiaries is a party, will result in (i) either Buyer’s or the Surviving Corporation’s granting to any third party any right to or with respect to any material Intellectual Property right owned by, or licensed to, either of them (other than any rights which the Company or any of its Subsidiaries would otherwise have been required to grant had the transactions contemplated by this Agreement not occurred), (ii) either Buyer’s or the Surviving Corporation’s being bound by, or subject to, any non-compete or other material restriction on the operation or scope of their respective businesses (other than any non-compete or other material restriction which the Company or any of its Subsidiaries would otherwise have been bound by had the transactions contemplated by this Agreement not occurred) or (iii) either Buyer or the Surviving Corporation being obligated to pay any royalties or other material amounts to any third party in excess of those payable by Buyer or the Surviving Corporation, respectively, prior to the Closing (other than any royalties or other material amounts which the Company or any of its Subsidiaries would have otherwise been required to pay had the transactions contemplated by this Agreement not occurred).

(m) The operation of the business of Company and its Subsidiaries as such business currently is conducted by the Company or any of its Subsidiaries, including the Company’s and its Subsidiaries’ design, development, manufacture, use, distribution, reproduction, marketing, licensing or sale of the products or services of Company and its Subsidiaries (including Company Products), has not, does not, and will not when conducted by Buyer and/or the Surviving Corporation in substantially the same manner following the Closing, infringe or misappropriate the Intellectual Property of any third party under the laws of any jurisdiction in which the Company Products have been sold except that, with respect to trademark and patent infringement, this representation and warranty is made subject to the Company’s Knowledge.

(n) Except as set forth in Section 3.17(n) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries has received notice from any third party that the operation of the business of the Company or any of its Subsidiaries or any act, product or service of the Company or any of its Subsidiaries (including the manufacture, distribution and sale of Company Products), infringes or misappropriates the Intellectual Property of any third party or constitutes unfair competition or trade practices under the laws of any jurisdiction.

(o) Except as set forth in Section 3.17(o) of the Disclosure Schedule, to the Knowledge of the Company (without any investigation), no person was or is infringing or misappropriating any Company Intellectual Property.

(p) The Company and each of its Subsidiaries has taken commercially reasonable steps to protect the Company’s and its Subsidiaries’ rights in Company’s confidential information and trade secrets and any trade secrets or confidential information of third parties provided to the Company or any of its Subsidiaries under an obligation of confidentiality. Without limiting the foregoing, each of the Company and its Subsidiaries has and enforces a policy requiring each employee and contractor to execute a proprietary information/confidentiality agreement substantially in the form provided to Buyer (except for such employees and contractors who are bound by comparable terms by operation of law in a given jurisdiction) and all current and former employees, contractors and consultants of the Company and any of its Subsidiaries have executed such an agreement (except for such employees and contractors who are bound by comparable terms by operation of law in a given jurisdiction).

(q) The Company Privacy Policy attached hereto as Section 3.17(q) of the Disclosure Schedule is true and correct and is in effect on the date hereof. The Company has complied the Company Privacy Policy in all material respects. To the Knowledge of the Company, no breach or violation of any such security policy has occurred and there has been no unauthorized or illegal use of or access to any of the data in any of the Company’s databases containing Personal Data. To the Knowledge of the Company, neither the execution, delivery, or performance of this Agreement nor the consummation of any of the transactions contemplated by this Agreement, nor Buyer’s or the Surviving Corporation’s possession or use of any User Data will result in any violation of the Company Privacy Policy.

(r) Except as set forth in Section 3.17(r) of the Disclosure Schedule, (i) neither the Company nor any of its Subsidiaries nor any other party acting on its behalf has disclosed or made available to any party, or permitted the disclosure or delivery to any escrow agent or other party of, any Company Source Code (as defined below), and (ii) no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) shall, or would reasonably be expected to, result in the disclosure or delivery by the Company or any of its Subsidiaries or any other party acting on its behalf to any party of any Company Source Code. Section 3.17(r) of the Disclosure Schedule identifies each Contract pursuant to which the Company or any of its Subsidiaries has deposited, or is or may be required to deposit, with an escrow agent or other party, any Company Source Code and further describes whether the execution of this Agreement or the consummation of the Merger and other transactions contemplated in this Agreement would reasonably be expected to result in the release from escrow or provision to any third party of any Company Source Code. As used in this Section 3.17(r), “Company Source Code” means any human readable software source code or similar source material for any Company Product, or any material portion or aspect thereof.

(s) For purposes of this Agreement, “Open Source Material” shall mean any Intellectual Property that is distributed or made available as “open source software” or “free software”, or is otherwise publicly distributed or made generally available in source code or equivalent form under terms that permit modification and redistribution of such software or Intellectual Property (other than software in the public domain in the applicable jurisdictions). Open Source Materials include software that is licensed under the GNU General Public License, GNU Lesser General Public License, Mozilla License, Common Public License, Apache License or BSD License, as well as all other similar “public” licenses.

(i) Section 3.17(s)(i) of the Disclosure Schedule accurately identifies and describes (A) each item of Open Source Material that is or has been contained in, distributed with, or used in the development of a Company Product or from which any part of any Company Product has been derived, or which is or has been distributed or made available to any third party by or for the Company or any of its Subsidiaries, (B) the applicable license terms for each such item of Open Source Material, (C) the Company Product(s) (if any) to which each such item of Open Source Material relates, and (D) whether (and if so, how) each such item of Open Source Material has been modified or distributed by or for the Company or any of its Subsidiaries.

(ii) Except as set forth in Section 3.17(s)(ii) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries has (A) incorporated Open Source Materials into, or combined Open Source Materials with, any Company Product or Company Intellectual Property or used Open Source Materials to develop or provide any Company Product or Company Intellectual Property, (B) distributed Open Source Materials in conjunction with or for use with any Company Product or Company Intellectual Property, or (C) otherwise used Open Source Materials. Incorporating or using the Open Source Materials described in Section 3.17(s)(ii) of the Disclosure Schedules in the manner used by the Company has not and does not (x) impose a requirement or condition that such Company Product or Company Intellectual Property (or any portion thereof) (1) be disclosed or distributed in source code form, (2) be licensed for the purpose of making modifications or derivative works without the owner’s express permission, or (3) be redistributable at no or minimal charge, or (y) have the effect of granting a license to any Person of any Company Intellectual Property.

3.18. Contracts. Section 3.18 of the Disclosure Schedule lists the following contracts, notes, bonds, mortgages, indentures, agreements, leases, licenses, permits or other instruments or obligations (together, “Contracts”) or any group of Contracts (including those listed in Sections 3.16 and 3.17 of the Disclosure Schedule but excluding any Contracts that are terminable by the Company or any of its Subsidiaries on not more than 30 days notice without penalty) to which any of the Company or its Subsidiaries is a party and which are in effect as of the date hereof:

(a) for the purchase or sale of raw materials, commodities, supplies, products, or other personal property, or for the furnishing or receipt of services, the performance of which extend over a period of more than one year, that involve consideration in excess of $50,000 (in the case of sales or furnishing of services by the Company) or $100,000 (in the case of purchases and receipt of services by the Company);

(b) for the lease of real or personal property (whether the Company or any Subsidiary of the Company is acting as lessee or lessor) in each case, which requires annual payments in excess of $100,000;

(c) for the acquisition or disposition, directly or indirectly (by merger or otherwise) of assets or Capital Stock or other Equity Interests for aggregate consideration in excess of $50,000, whether in one transaction or a series of transactions, since the date of the Most Recent Financial Statements (other than acquisitions or dispositions with respect to Company Options or Company Warrants);

(d) for capital expenditures in excess of $50,000 in any instance or $100,000 in any twelve month period;

(e) concerning a partnership or joint venture in which the Company or any of its Subsidiaries is a partner or co-venturer, as applicable, involving a sharing of profits, losses, costs, or liabilities by the Company or any of its Subsidiaries;

(f) under which it has created, incurred or assumed any Indebtedness in excess of $250,000 or under which it has granted an Encumbrance on any of its tangible or intangible assets;

(g) any (i) customer contracts that involve the receipt by the Company of aggregate consideration in excess of $500,000 since January 1, 2004 (whether in one transaction or a series of transactions) or (ii) distribution, resale or similar agreements, in the case of each of (i) and (ii) containing a covenant (or other express agreement) made by the Company imposing duties of confidentiality or noncompetition restrictions, other than usual and customary confidentiality provisions entered into as part of Contracts in the Ordinary Course of Business;

(h) containing profit sharing, loss sharing, stock option, stock purchase, stock appreciation, deferred compensation, change of control, severance, or other plan or arrangement for the benefit of its current or former directors, officers, or employees, other than Company Options;

(i) any collective bargaining agreement with any union;

(j) providing for the employment, consulting or other contract with any consultant, employee, officer or director which will require the payment by the Company or any Subsidiary of amounts in excess of $100,000 per annum (excluding sales or other commissions and bonuses) or providing for payment by the Company or any Subsidiary of any severance or retirement benefits (excluding for this purpose the value of any accelerated vesting of Company Options); provided, however, that (i) employment agreements on the Company’s standard forms with employees located outside the United States and (ii) offer letters for U.S. employees that provide for at will employment, are excluded for purposes of this Section 3.18(j);

(k) under which it has advanced or loaned any amount to any of its Stockholders, Affiliates, directors, officers, or employees (other than advances to employees for expenses made in the Ordinary Course of Business);

(l) containing covenants of the Company or any Subsidiary of the Company (other than pursuant to the Company Charter Documents or the equivalent constitutional documents of any Subsidiary and Contracts made in the Ordinary Course of Business, including product warranty obligations) (i) to indemnify or hold harmless another Person or group of Persons, or (ii) containing “earn-out” or other contingent payment obligations;

(m) any license, royalty contract, contract providing for payment or receipt of milestone payments, or other contract with respect to Company Intellectual Property and which, in each case, are embodied in agreements that involve the payment of amounts in excess of $100,000 since January 1, 2006, or the receipt of amounts in excess of $500,000 since January 1, 2004, by the Company or any of its Subsidiaries;

(n) under which the consequences of a default or termination, or the failure to obtain a consent in respect of, could reasonably be expected to have a Material Adverse Effect;

(o) that is an interest rate swap or derivative instrument;

(p)(A) contracts that involve receipt by the Company of aggregate consideration in excess of $500,000 since January 1, 2004 (whether in one transaction or a series of transactions) that contain most favored customer provisions or that grant any rights of first refusal, rights of first negotiation or similar rights or (B) any contracts that grant any exclusive rights, in each case to any Person (other than the Stockholder Agreements);

(q) under which Buyer is required to make any payments (whether contingent or otherwise) as a direct result of consummation of the transactions contemplated by this Agreement (other than payments required or contemplated under this Agreement); or

(r) that would prevent, materially delay or materially impede the Company’s ability to consummate the Merger or other transactions contemplated by this Agreement, other than Contracts listed in Section 3.30 of the Disclosure Schedule.

The Company has made available to Buyer a correct and complete copy of each written Contract listed in Section 3.18 of the Disclosure Schedule (as amended to date) and a written summary setting forth the terms and conditions of any oral agreement referred to in Section 3.18 of the Disclosure Schedule. Except as disclosed in Section 3.18 of the Disclosure Schedule: (i) each Contract is legal, valid, binding, enforceable on the Company and, to the Knowledge of the Company, each other party thereto, and in full force and effect and, subject to the Company obtaining the necessary consents disclosed in Section 3.30 of the Disclosure Schedule, will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby, subject in all cases to the qualifications that enforcement of the rights and remedies created thereby are subject to (a) bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and other laws of general application affecting the rights and remedies of creditors and (b) general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law); (ii) with respect to each such Contract, neither the Company, nor to the Knowledge of the Company, each other party thereto, is in material breach or default, and to the Knowledge of the Company no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration thereunder, and (iii) neither the Company, nor to the Knowledge of the Company, any other party thereto, has repudiated any provision of any Contract.

3.19. Notes and Accounts Receivable. All notes and accounts receivable of the Company and its Subsidiaries are reflected properly on its books and records in accordance with GAAP, represent or will represent valid receivables, arising from bona fide transactions in the Ordinary Course of Business subject to no setoffs or counterclaims except as recorded as accounts payable, are current and collectible, net of reserves shown on the Financial Statements, including a reasonable allowance for doubtful accounts. Section 3.19 of the Disclosure Schedule sets forth a true and correct list of all receivables relating to the twenty largest customers (by dollar volume) of the Company and its Subsidiaries during the fiscal year ended December 31, 2006 and the period from January 1, 2006 through the date of the Most Recent Financial Statements which are more than 60 days overdue and/or have been deemed uncollectible and are not reflected in the Most Recent Financial Statements. In addition, the Company has made available to Buyer prior to the date hereof a true and correct list of any other material receivables which are more than 60 days overdue and/or have been deemed uncollectible and are not reflected in the Most Recent Financial Statements that are not set forth in Section 3.19 of the Disclosure Schedule.

3.20. Insurance and Risk Management. Section 3.20 of the Disclosure Schedule lists each insurance policy (including policies providing property, casualty, liability, and workers’ compensation coverage and bond and surety arrangements) to which the business operations of the Company or one of its Subsidiaries have been a party, a named insured, or otherwise the beneficiary of coverage from the period from January 1, 2004 to the date hereof. With respect to each such insurance policy: (i) the policy is legal, valid, binding, enforceable, and in full force and effect, subject to the qualifications that enforcement of the rights and remedies created thereby are subject to (a) bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and other laws of general application affecting the rights and remedies of creditors and (b) general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law); (ii) the transactions contemplated hereby will not result in the cancellation or modification of such policies; (iii) neither the Company, nor any of its Subsidiaries nor any other party to the policy is in breach or default of any material provision (including with respect to the payment of premiums), and to the Knowledge of the Company no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; (iv) the Company has made available true and complete copies of all policies and related indemnity or premium payment agreements to Buyer; (v) the policy has not been amended or modified and no riders have been issued in respect of such policies referred to in (iv) above; and (vi) no party to the policy has repudiated any provision thereof. Section 3.20 of the Disclosure Schedule describes any self-insurance arrangements affecting any of the Company and its Subsidiaries.

3.21. Litigation. Except as disclosed in Section 3.21 of the Disclosure Schedule, there are no judicial or administrative actions, claims, suits, proceedings or investigations pending or, to the Knowledge of the Company, threatened, including, without limitation, any such actions, claims, suits, proceedings or investigations that question the validity of this Agreement or the Ancillary Agreements or of any action taken or to be taken pursuant to or in connection with the provisions of this Agreement nor, to the Knowledge of the Company, is there any Basis for any such action, claim, suit, proceeding or investigation. Except as disclosed in Section 3.21 of the Disclosure Schedule, there are no judgments, orders, decrees, citations, fines or penalties that have been assessed against the Company or any of its Subsidiaries under any federal, state or local law.

3.22. Employees.

(a) The Company has made available to Buyer a schedule of all employees of the Company immediately prior to the date of this Agreement, including a list of each such employee’s current salary, latest year-end bonus amount and any other bonuses or commissions paid in the twelve months prior to the date of this Agreement.

(b) To the Knowledge of the Company, no executive, key employee, or group of employees has any plans to terminate employment with the Company or its Subsidiaries.

(c) The Company and its Subsidiaries are in material compliance with all applicable Laws respecting employment and employment practices and terms and conditions of employment.

(d) The Company and its Subsidiaries are not nor has ever been a party to or bound by any collective bargaining with any union or other labor agreements and to the Knowledge of the Company, none of the Company or any of its Subsidiaries have been the subject of any organizational activity. To the Knowledge of the Company, no employees of the Company or its Subsidiaries belongs to any union.

(e) The Company and each of its Subsidiaries have withheld all amounts required by law or by agreement to be withheld from the wages, salaries, and other payments or compensation to employees, has properly classified employees of the Company and its Subsidiaries for purposes of overtime compensation and neither the Company nor any of its Subsidiaries is liable for any material arrears of wages, overtime compensation, salaries, commissions, bonuses or other direct compensation or any taxes or any penalty for failure to comply with any of the foregoing.

(f) Neither the Company nor any of its Subsidiaries is liable for any overdue payment to any trust or other fund or to any governmental authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees.

(g) To the Knowledge of the Company, no employee of the Company or any of its Subsidiaries is in any respect in violation of any material term of any employment contract, nondisclosure agreement, common law nondisclosure obligations, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or any of its Subsidiaries because of the nature of the business conducted or presently proposed to be conducted by the Company or any of its Subsidiaries or to the use of trade secrets or proprietary information of others.

(h) Neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any governmental authority relating to employees or employment practices.

(i) To the Knowledge of the Company, no labor union, labor organization or works council is seeking to organize any employees of the Company or any of its Subsidiaries and no works councils exist at the Company or any of its Subsidiaries.

3.23. Employee Benefits.

(a) Section 3.23(a)(i) of the Disclosure Schedule lists each Employee Benefit Plan that any of the Company and its Subsidiaries maintains or to which any of the Company and its Subsidiaries contributes or is required to contribute relating to current or former employees, officers or directors of the Company and its Subsidiaries.

(i) Each such Employee Benefit Plan (and each related trust, insurance contract, or fund) and the administration thereof materially complies in form and in operation in all respects with the applicable requirements of ERISA, the Code, and other applicable Laws.

(ii) Each such Employee Benefit Plan which is intended to be qualified under Code Section 401(a) has received a determination letter from the Internal Revenue Service that such Employee Benefit Plan is so qualified and there are no facts or circumstances that could reasonably be anticipated to adversely affect the qualified status of any such Employee Benefit Plan.

(iii) the requirements of Part 6 of Subtitle B of Title I of ERISA and of Section 4980B of the Code have been met in all material respects with respect to each Employee Benefit Plan that is a Welfare Plan subject to such provisions and

(iv) to the Knowledge of the Company, neither the Company nor any Subsidiary has engaged in any prohibited transaction (within the meaning of Section 406 of ERISA and Section 4975(c) of the Code) which has or will cause the Company, its Subsidiaries, Buyer or any of its Affiliates to incur any material liability under ERISA, the Code or otherwise.

(v) With respect to each Employee Benefit Plan, the Company and each Subsidiary has complied with (i) the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) and the regulations (including proposed regulations) thereunder, (ii) the applicable requirements of the Family Medical and Leave Act of 1993 and (iii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 and the regulations (including proposed regulations) thereunder.

(b) All required contributions, assessments and premium payments on account of each Employee Benefit Plan have been timely paid.

(c) With respect to each Employee Benefit Plan, there are no existing (or, to the Knowledge of the Company, threatened) lawsuits, claims or other controversies, other than claims for information or benefits in the normal course.

(d) No Employee Benefit Plan is subject to Title IV of ERISA and no event (including any action or any failure to take any action) has occurred within the immediately preceding six years with respect to any Employee Plan maintained by or required to be contributed to by the Company, any of its Subsidiaries or any corporation, trust, partnership or other entity (a “Related Entity”) that would be considered as a single employer with the Company under Sections 4001(b)(1) of ERISA or Section 414(b), 414(c), 414 (m) or 414(o) of the Code, that would subject the Company or any of its Subsidiaries to any material liability under Title IV of ERISA or give rise to a material liability under ERISA.

(e) None of the Company, its Subsidiaries or any Related Entity contributes to, ever has contributed to, or ever has been required to contribute to any Multiemployer Plan or has any Liability (including withdrawal Liability) under any Multiemployer Plan.

(f) None of the Company and its Subsidiaries maintains or ever has maintained or contributes, ever has contributed, or ever has been required to contribute to any Employee Welfare Benefit Plan providing medical, health, or life insurance or other welfare-type benefits for current or future retired or terminated employees, their spouses, or their dependents (other than in accordance with Code Section 4980B or applicable state law). To the Knowledge of the Company, nothing has occurred with respect to any Company plan described in Section 4980B of the Code that would subject the Company, any of its Subsidiaries or any Related Entity to any Tax under Section 4980 of the Code that could reasonably be expected to have a Material Adverse Effect.

(g) To the Knowledge of the Company, no promise or commitment to amend or improve any Employee Benefit Plan for the benefit of current or former directors, officers, or employees of the Company or its Subsidiaries exists which is not reflected in the documentation provided to Buyer has been made.

(h) Neither the Company nor any of its Subsidiaries nor any Related Entity has used the services or workers provided by third party contract labor suppliers, temporary employees, “leased employees” (as that term is defined in Section 414(n) of the Code), or individuals who have provided services as independent contractors to an extent that would reasonably be expected to result in the disqualification of any of the Employee Benefit Plans or the imposition of penalties or excise taxes with respect to the Employee Benefit Plans by the IRS, the United States Department of Labor, or the Pension Benefit Guaranty Corporation.

(i) With respect to each Employee Benefit Plan established or maintained outside of the United States primarily for the benefit of employees of the Company or any of its Subsidiaries residing outside the United States (each, a “Foreign Benefit Plan”): (i) all employer and employee contributions to each Foreign Benefit Plan required by law or by the terms of such Foreign Benefit Plan have been made, or, if applicable, accrued, in accordance with normal accounting practices; (ii) the fair market value of the assets of each funded Foreign Benefit Plan, the liability of each insurer for any Foreign Benefit Plan funded through insurance or the book reserve established for any Foreign Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the Closing Date, with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Foreign Benefit Plan and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations; (iii) all taxes which may be owed in connection with a Foreign Benefit Plan have paid, withheld or otherwise reserved or provided for; and (iv) each Foreign Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.

(j) Except as set forth in Section 3.23(j) of the Disclosure Schedule, the transactions contemplated by this Agreement shall not alone or upon the occurrence of any additional or subsequent event, result in any payment, of severance or otherwise, or acceleration, vesting or increase in benefits under any Employee Benefit Plan for the benefit of any current or former director, officer, or employee of the Company or any of its Subsidiaries.

(k) Each Company Employee Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) has been operated and administered in good faith compliance with Section 409A from the period beginning January 1, 2005 through the date hereof and has not been materially modified since October 2, 2004.

3.24. Environmental Matters.

(a) The Company and each of its Subsidiaries are and have been in compliance with all applicable Environmental Laws, including possessing all permits, authorizations, licenses, exemptions and other governmental authorizations required for their operations under applicable Environmental Laws (all of the foregoing, the “Environmental Permits”). All such Environmental Permits are in effect, no appeal nor any other action is pending to revoke or materially modify any such Environmental Permit, and the Company and each of its Subsidiaries are in compliance with all terms and conditions of such Environmental Permits. To the extent required by applicable Environmental Laws, the Company and each of its Subsidiaries have filed all applications necessary to renew or obtain any Environmental Permits in a timely fashion so as to allow the Company and each of its Subsidiaries to continue to operate their businesses in compliance with applicable Environmental Laws.

(b) There is no pending or, to the Knowledge of the Company, threatened claim, lawsuit, or administrative proceeding against the Company or any of its Subsidiaries, under or pursuant to any Environmental Law. Neither the Company nor any of its Subsidiaries has received written notice from any Person, including any governmental authority, alleging that the Company or any of its Subsidiaries has been or is in violation or potentially in violation of any applicable Environmental Law or otherwise may be liable under any applicable Environmental Law, which violation or liability is unresolved. Neither the Company nor any of its Subsidiaries has received any written request for information from any Person, including but not limited to any governmental authority, related to any potential liability under or compliance issue arising under any applicable Environmental Law.

(c) With respect to Leased Real Property, during the Company’s or one of its Subsidiaries’ lease or operation thereof there have been no Releases of Hazardous Substances by the Company or any of its Subsidiaries on, onto, from, or underneath any of such real property. With respect to any real property that was formerly owned, leased or operated by the Company or any of its Subsidiaries, there were no Releases of Hazardous Substances by the Company or any of its Subsidiaries on, onto, from, or underneath any of such real property during the period of the Company’s or any such Subsidiary’s ownership, lease or operation.

(d) To the Knowledge of the Company, there are no underground storage tanks present on any of the Leased Real Property or, on any of the real property formerly owned, leased, or operated by the Company or any of its Subsidiaries.

(e) Except as set forth in Section 3.24(e) of the Disclosure Schedule neither the Company nor any of its Subsidiaries have entered into any agreement or is subject to any legal requirement that may require them to pay to, reimburse, guarantee, pledge, defend, indemnify or hold harmless any Person from or against any liabilities or costs arising out of or related to Releases of Hazardous Substances or otherwise arising in connection with or under Environmental Laws.

(f) The Company has made available to Buyer with full and accurate copies of all reports and documents in the possession of the Company or any of its Subsidiaries relating to the environmental condition of any real property currently or formerly owned, leased, or operated by the Company or any of its Subsidiaries in connection with the business of the Company or any of its Subsidiaries, or relating to any liability or responsibility that the Company or any of its Subsidiaries may have arising under Environmental Law.

3.25. Affiliate Transactions. Except as set forth in Section 3.25 of the Disclosure Schedule and except for the Stockholder Agreements and the Voting Agreements, none of the Company or any of its Subsidiaries is a party to or bound by any contract, commitment or understanding with any of the Specified Stockholders (or, to the Knowledge of the Company, any other Stockholder), directors or officers of the Company or any of their Affiliates or, to the Knowledge of the Company, any member of their family, and, to the Knowledge of the Company, none of the Stockholders, directors or officers of the Company or any of its Subsidiaries or Affiliates or any member of their family owns or otherwise has any material rights to or interests in any asset, tangible or intangible, which is used in the business of any of the Company and its Subsidiaries.

3.26. Government Contracts. Except as set forth in Section 3.26 of the Disclosure Schedule, none of the Company and its Subsidiaries is, or has been since January 1, 2004, a party to any contract or arrangement in excess of $50,000 with any federal, state or local government agency.

3.27. Distributors, Customers, Suppliers. Since January 1, 2006, none of the Company’s or its Subsidiaries’ material suppliers, collaborators, manufacturers, distributors, licensors or licensees has canceled or otherwise terminated its relationship with the Company or a Subsidiary or has, during the 12 month period ended March 31, 2007, materially and adversely altered its relationship with the Company or a Subsidiary. To the Knowledge of the Company and its Subsidiaries, (i) there is no plan or intention of any such Person, and the Company has not received any threat or notice from any such Person (written or oral) to terminate, cancel or otherwise materially modify its relationship with the Company or a Subsidiary and (ii) to the Company’s Knowledge, no such Person is experiencing financial or other difficulties that jeopardizes its ability to perform its contractual obligations to the Company.

3.28. No Illegal Payments, Etc. None of the Company, its Subsidiaries nor any of their respective directors, officers, employees or agents has (a) directly or indirectly given or agreed to give any illegal gift, contribution, payment or similar benefit to any supplier, customer, governmental official or employee or other person who was, is or may be in a position to help or hinder the Company or any of its Subsidiaries (or assist in connection with any actual or proposed transaction) or made or agreed to make any illegal contribution, or reimbursed any illegal political gift or contribution made by any other person, to any candidate for federal, state, local or foreign public office (i) which could reasonably be expected to subject any of the Company and its Subsidiaries to any damage or penalty in any civil, criminal or governmental litigation or proceeding or (ii) the non-continuation of which has had or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or (b) established or maintained any unrecorded fund or asset or made any false entries on any books or records for any purpose.

3.29. Books and Records. The books and all corporate (including minute books and stock record books) and financial records of the Company and its Subsidiaries are complete and correct in all material respects and have been maintained in substantial accordance with applicable sound business practices, laws and other requirements.

3.30. Consents. Section 3.30 of the Disclosure Schedule sets forth a true, correct and complete list of any Person whose consent or approval is required to consummate the Merger or who has a right to terminate any Contract with the Company that involves or could reasonably be expected to involve the payment or receipt by the Company of amounts in excess of $500,000 or that affects any Company Intellectual Property, and the name of the Contract to which such consent or termination right relates in connection with the transactions contemplated by this Agreement.

3.31. Approvals. The Company Board of Directors has (i) duly and validly approved and adopted resolutions addressing all corporate action required to be taken by the Company Board of Directors to authorize this Agreement and the consummation of the transactions contemplated hereby, (ii) resolved that the transactions contemplated hereby are advisable and in the best interests of the Stockholders and that the consideration to be paid for each share of Common Stock in the Merger is fair to the holders of such shares of Common Stock and was determined in good faith, and (iii) subject to the other terms and conditions of this Agreement, resolved to submit this Agreement to the Stockholders and to recommend that the Stockholders approve this Agreement and each of the transactions contemplated hereby, and none of the aforesaid actions by the Company Board of Directors has been amended, rescinded or modified.

3.32. Product Releases and Product Roadmap. The Company has provided Buyer a schedule of product releases and the most recent product roadmap, which roadmap is dated March 27, 2007 (the “Roadmap”). The Company has a good faith reasonable belief that it can achieve the release of products set out in the Roadmap and is not currently aware of any change in its circumstances or other fact that has occurred that would cause it to believe that it will be unable to meet such release schedule.

3.33. State Takeover Statutes. No “fair price,” “control share acquisition” or other similar statute of Massachusetts, Delaware or any other state applies to or purports to apply to the Merger and the other transactions contemplated hereby.

3.34. Disclosure. The representations and warranties contained in this Article III (including the Disclosure Schedule and any other schedules and exhibits required to be delivered by the Company to Buyer pursuant to this Agreement) do not contain as of the date hereof and will not contain as of the Effective Time any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article III not misleading.

3.35. Powers of Attorney. Except as set forth in Section 3.35 of the Disclosure Schedule, neither the Company nor any of its Subsidiaries has general or special powers of attorney outstanding (whether as grantee or grantor thereof) other than subject matter limited powers of attorney as exist in the Ordinary Course of Business of the Company or any of its Subsidiaries.

ARTICLE IV

RESERVED

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER AND ACQUISITION SUB

Buyer and Acquisition Sub represent and warrant to the Company that the statements contained in this Article V are correct and complete as of the date of this Agreement.

5.1. Organization of Buyer and Acquisition Sub. Each of Buyer and Acquisition Sub is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware.

5.2. Authority for Agreement. Each of Buyer and Acquisition Sub has full legal capacity, power and authority (including full corporate power and authority) to execute and deliver this Agreement and the Escrow Agreement, and to perform its obligations hereunder and thereunder. Subject to the approval of the Board of Directors of Buyer and Acquisition Sub, this Agreement constitutes the valid and legally binding obligation of Buyer and Acquisition Sub, enforceable against them in accordance with its terms and conditions. All corporate and other actions or proceedings to be taken by or on the part of Buyer and Acquisition Sub to authorize and permit the execution and delivery by Buyer and Acquisition Sub and the instruments required to be executed and delivered by Buyer and Acquisition Sub, the performance by them of its respective obligations hereunder, and the consummation by them of the transactions contemplated herein, have been duly and properly taken (other than the filing with the Secretary of State of Delaware the Certificate of Merger as required by the DGCL).

5.3. No Conflict. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, do now or will (i) violate any Law, Permit, or other restriction of any governmental authority to which Buyer or Acquisition Sub is subject or any provision of its charter or bylaws or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of any rights under, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Buyer or Acquisition Sub is a party or by which any of them is bound or to which any of their property is subject. Neither Buyer nor Acquisition Sub needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any governmental authority in order for the Parties to consummate the transactions contemplated by this Agreement, except for the filing of the Certificate of Merger with the Secretary of State of Delaware and except as required under the HSR Act, or the equivalent requirements of any other jurisdiction.

5.4. Brokers’ Fees. Buyer has no Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which the Company could become liable or obligated.

5.5. Interim Operations of Acquisition Sub. Acquisition Sub was formed solely for the purpose of engaging in the Merger and has engaged and, before the Effective Time, will engage, in no business other than as contemplated by this Agreement.

5.6. Funding. Buyer and Acquisition Sub will have sufficient funds on or before the Closing to enable Buyer and Acquisition Sub to consummate the transactions and make all payments contemplated by this Agreement.

ARTICLE VI

COVENANTS

6.1. General. Each of the Company and its Subsidiaries will, and the Company will cause the Stockholder Representative and the Specified Stockholders to, and each of Buyer and Acquisition Sub will, use its reasonable efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement and the Escrow Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Article VII below); provided, that nothing in this Section 6.1 shall require any party to incur any extraordinary expense or make any payment of money that is not specifically contemplated or required by the terms of this Agreement to fulfill its obligations hereunder.

6.2. Notices and Consents. The Company will promptly provide any notice to, and will use its reasonable efforts to obtain the consent or approval of, any Person listed in Section 3.30 of the Disclosure Schedule, and will use its reasonable efforts to obtain any other third party consent or waivers that Buyer may reasonably request. Buyer and Acquisition Sub acknowledge and agree that (i) the Company may, in its reasonable judgment, reference Buyer and Acquisition Sub in such notices or other information distributed or disclosed by the Company to the Persons listed in Section 3.30 of the Disclosure Schedule (or any other third party at Buyer’s request), in order to comply with the covenants contained in the preceding sentence of this Section 6.2, and (ii) any notice or other information so distributed or disclosed by the Company shall not be deemed to be a violation of any of the terms of the Letter Agreement with respect to Confidential Information, and Buyer and Acquisition Sub hereby consent to all such distribution and disclosure by the Company.

6.3. Operation of Business.

(a) Between the date of this Agreement and the Effective Time, the Company will (and will cause each of its Subsidiaries to):

(i) maintain its corporate existence in good standing under applicable Laws;

(ii) use reasonable efforts to keep available the services of the current officers, key employees and consultants of the Company and each of its Subsidiaries;

(iii) use reasonable efforts to (A) operate the business of the Company and its Subsidiaries in the Ordinary Course of Business, consistent with past practice, including with respect to (1) advertising, promotion and marketing of the Company’s and its Subsidiaries’ products and (2) protection of the Company Intellectual Property, (B) preserve the Company’s goodwill, (C) maintain all physical properties in such operating condition as will permit the conduct of the Company’s and its Subsidiaries’ business on a basis consistent with past practice of the Company, and (D) perform and comply in all material respects with the terms of the Contracts; and

(iv) consult with Buyer prior to taking any action or entering into any transaction that the Company reasonably concludes would be outside the Ordinary Course of Business of the Company or any Subsidiary of the Company.

(b) In addition, without limiting the foregoing, unless Buyer otherwise agrees in advance in writing or as expressly provided by any provision of this Agreement, the Company will not and will not permit any of its Subsidiaries to, between the date of this Agreement and the Effective Time, directly or indirectly, do, or agree to do, any of the following without the prior written consent of Buyer (which consent shall not be unreasonably withheld or delayed):

(i) take any action or enter into any transaction outside the Ordinary Course of Business;

(ii) amend or otherwise change its articles or certificate of incorporation or bylaws or equivalent organizational documents or elect or appoint any new officers or directors;

(iii) issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of any Equity Interests in the Company or any of its Subsidiaries, provided, however, that Seller will provide written notice of, but nothing in the previous clause of this Section 6.3(b)(iii) shall operate to prevent or require Buyer’s prior written consent with respect to the issuance of any Equity Interest (including Common Stock) upon the exercise of any Company Options or any Company Warrants;

(iv) sell, pledge, dispose of, transfer, lease, license or encumber, or authorize the sale, pledge, disposition, transfer, lease, license or encumbrance of, any material property or assets of the Company or any of its Subsidiaries, except (A) sales, pledges, dispositions, transfers, leases, licenses or encumbrances required to be effected prior to the Effective Time pursuant to existing Contracts, or (B) sales, pledges, dispositions, transfers, leases, licenses or encumbrances of (1) inventory which is obsolete or no longer used or useful in the conduct of Company’s or any of its Subsidiaries’ business or (2) goods in the Ordinary Course of Business;

(v) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of the Capital Stock of the Company or enter into any agreement with respect to the voting of the Capital Stock of the Company (other than the Voting Agreements);

(vi) (A) reclassify, combine, split or subdivide any of its Capital Stock or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its Capital Stock (other than the issuance of Common Stock on account of any conversion or exchange of Preferred Stock), or (B) redeem, purchase or otherwise acquire, directly or indirectly, any of its Capital Stock, other Equity Interests or other securities;

(vii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person (other than a wholly-owned Subsidiary of Company) for borrowed money;

(viii) enter into, modify, terminate, assign or cancel any material Contract, other than contracts with customers in the Ordinary Course of Business;

(ix) make or authorize any loan to any Person (other than a Subsidiary of the Company) or make any change in its existing borrowing or lending arrangements for or on behalf of any such Person, provided, however, that nothing in the previous clause of this Section 6.3(b)(ix) shall operate to prevent the Company from performing its obligations under Section 6.10;

(x) except as disclosed on Schedule 6.3(b)(x), (A) increase the compensation or benefits payable or to become payable to its directors or officers, (B) increase the compensation or benefits payable or to become payable to its other employees, (C) grant any rights to severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of the Company or any of its Subsidiaries, (D) establish, adopt, enter into or amend any collective bargaining agreement or establish, adopt or enter into any new Employee Benefit Plan for the benefit of any director, officer, consultant or employee, or (E) take any affirmative action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Employee Benefit Plan or Option;

(xi) make any material change in accounting policies or procedures or any modification or change of the application of GAAP from the manner in which it was applied in the Most Recent Financial Statements;

(xii) make or rescind any material Tax election or settle or compromise any material Liability for Taxes, change any material annual Tax accounting period, change any material method of Tax accounting, file any amended material Tax Return, enter into any closing agreement relating to any material Tax, surrender any right to claim a material Tax refund, or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(xiii) write up, write down or write off the book value of any assets of material value, individually or in the aggregate, for the Company and its Subsidiaries, taken as a whole;

(xiv) acquire, or agree to acquire, from any Person any operations, business or securities (other than any Equity Interests of the Company pursuant to agreements with the Company’s stockholders) or engage in, or agree to engage in, any merger, consolidation or other business combination with any Person;

(xv) acquire, or agree to acquire, from any Person, any assets having a value, in the aggregate, in excess of $100,000, outside of the Ordinary Course of Business;

(xvi) authorize any single capital expenditure in excess of $50,000 or capital expenditures which in the aggregate exceed $100,000;

(xvii) commence, settle or compromise any pending or threatened suit, action or claim, which (A) is material to the Company or any of its Subsidiaries, or (B) would involve restrictions on the business activities of the Company or any of its Subsidiaries;

(xviii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger);

(xix) modify, amend or terminate, or waive, release or assign any material rights or claims with respect to, any confidentiality agreement or noncompetition agreement to which the Company or any of its Subsidiaries is a party;

(xx) take any action that would reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect; or

(xxi) authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

6.4. Transaction Notice; Statutory Stockholder Approvals.

(a) The Company shall cause a notice in form reasonably acceptable to Buyer (the “Transaction Notice”) to be mailed to the holders of Common Stock as promptly as reasonable practicable after (but in no event more than ten (10) days after) the date on which the Statutory Stockholder Approval is obtained (the “Stockholder Approval Date”). The Transaction Notice shall include Schedule 2.5(b) setting forth the Company’s good faith estimate of the projected amount of Merger Consideration to which each such holder of Capital Stock would be entitled to receive pursuant to this Agreement based on the assumptions stated therein. All mailings to the Stockholders in connection with the Merger (including the Transaction Notice) shall be subject to the prior review and approval by Buyer, which approval shall not be unreasonably withheld or delayed.

(b) The Company shall use reasonable efforts to deliver to Buyer the consent of the stockholders of the Company representing no less than 90% of the issued and outstanding voting shares of Capital Stock (voting together as a single class) to the Merger and the consummation of the transactions contemplated hereby as promptly as reasonably practicable after the date hereof. The Company shall, through its Board of Directors, recommend to its stockholders that such stockholders provide the Statutory Stockholder Approvals and shall use commercially reasonable efforts to obtain the Statutory Stockholder Approvals not later than 10:00 p.m. on the date hereof and in any event as soon as reasonably practicable.

6.5. Additional Agreements. Each of Buyer, Acquisition Sub and the Company shall use all reasonable efforts (a) to cause the conditions set forth in Section 7.1, in the case of the Company, and in Section 7.2, in the case of Buyer and Acquisition Sub, to be satisfied as soon as practicable after the date hereof, and (b) to take, or cause to be taken, all actions reasonably necessary to consummate the Merger and to make effective the other transactions contemplated by this Agreement as soon as practicable after the date hereof. Without limiting the generality of the foregoing, but subject to Section 6.6(d), each Party shall use all reasonable efforts to lift any restraint, injunction or other legal bar to the Merger.

6.6. Regulatory Approvals.

(a) The Company and Buyer shall use all reasonable efforts to file, as soon as practicable after the date of this Agreement, all notices, reports and other documents required to be filed with any governmental body with respect to the Merger and the other transactions contemplated hereby, and to submit promptly any information requested by any such governmental body to the extent that Buyer and the Company jointly determine it is reasonable and prudent to do so. Without limiting the generality of the foregoing, the Company and Buyer shall abide by the provisions in the immediately preceding sentence by acting diligently to prepare and file the notifications required under the HSR Act and any applicable foreign antitrust or foreign ownership laws or regulations in connection with the Merger, if any. The Company and Buyer shall each pay their respective filing fees incurred in respect of the filing of the pre-merger notification and report forms under the HSR Act and any applicable foreign antitrust or foreign ownership laws or regulations in connection with the Merger, if any.

(b) Subject to the other terms and conditions of this Section 6.6, each of the Company and Buyer shall: (i) respond as promptly as practicable to: (A) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for additional information or documentation; and (B) any inquiries or requests received from any state attorney general, foreign antitrust authority or other governmental body in connection with antitrust or related matters, and (ii) promptly inform the other Party of any communication to or form the Federal Trade Commission, the Department of Justice or any other governmental body regarding the Merger, unless a governmental body requests or orders that such communication should not be shared with the other Party; provided, that such party has taken reasonable efforts to permit disclosure of such communication to the other Party.

(c) The Company and Buyer shall consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any legal proceeding under or relating to any federal or state antitrust or fair trade law. In addition, except as may be prohibited by any governmental body or by any Law, in connection with any legal proceeding under or relating to any other federal or state antitrust or fair trade law or any other similar legal proceeding relating to this Agreement or the transactions contemplated hereby, each of the Company and Buyer agrees to permit authorized representatives of the other party to be present at each meeting or conference relating to any such legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any governmental body in connection with any such legal proceeding.

(d) Notwithstanding anything to the contrary contained in this Agreement, neither Buyer nor any of its Affiliates shall be required to take any action, agree to any restriction or condition or enter into any agreement that relates to or affects in any manner any business or assets of Buyer or its Affiliates, including any obligation (whether before or after the Closing Date): (i) to dispose or cause any of its Affiliates to dispose of any assets; (ii) to discontinue or cause any of its Affiliates to discontinue offering any product; (iii) to license or otherwise make available, or cause any of its Affiliates to license or otherwise make available, to any Person, any Intellectual Property; (iv) to hold separate or cause any of its Affiliates to hold separate any assets or operations; or (v) to make or cause any of its Affiliates to make any commitment (to any governmental body or otherwise) regarding its future operations.

6.7. Full Access. The Company will permit (and will cause each of its Subsidiaries to permit) representatives of Buyer and/or Acquisition Sub to have full access during normal business hours and in a manner so as not to interfere with the normal business operations of the Company and its Subsidiaries, to all premises, properties, personnel, books, records (including Tax records), contacts, and documents of or pertaining to each of the Company and its Subsidiaries, provided, however, that Buyer and/or Acquisition Sub shall first inform such representatives of the requirements of this Agreement, and obtain from such representatives his or her agreement to be bound thereby, and provided, further, that Buyer and/or Acquisition Sub shall be responsible for any violation or breach of the terms of this Agreement by such representatives.

6.8. Directors’ and Officers’ Insurance. For a period of two years after the Effective Time, Buyer shall, or shall cause the Surviving Corporation to, maintain directors’ and officers’ liability insurance and fiduciary liability insurance covering any Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, a director, or officer of the Company or any of its Subsidiaries and who are currently covered by any existing directors’ and officers’ liability insurance or fiduciary liability insurance policies of the Company (the “D&O Indemnified Persons”), and such new insurance shall be on terms no less advantageous to such D&O Indemnified Persons than any such existing insurance; provided, however, that neither Buyer nor the Surviving Corporation will in the aggregate be required in order to maintain such policies to pay an annual premium in excess of 150% of the last annual premium paid by the Company prior to the date of this Agreement (the “Cap”); and provided, further, that, if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of the Cap, then Buyer shall, or shall cause the Surviving Corporation to, maintain policies that, in Buyer’s good faith judgment, provide the maximum coverage available at an annual premium equal to the Cap.

6.9. Exclusivity. The Company will not, and will cause its Subsidiaries and any of the Company’s and its Subsidiaries’ officers, directors, employees, agents or Affiliates not to, (i) solicit, initiate, or encourage the submission of any proposal or offer from any Person or enter into or consummate any transaction, in each case relating to the acquisition of any Capital Stock or other voting securities, or any substantial portion of the assets, of any of the Company and its

Subsidiaries (other than sales of inventory for a fair value in the Ordinary Course of Business) (including any acquisition structured as a merger, consolidation, or share exchange) or (ii) participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any Person to do or seek any of the foregoing. The Company will notify Buyer immediately if any Person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing, and will provide Company with the name of such party and corresponding terms.

6.10. Payment of Stockholder Indebtedness. The Company will cause all Indebtedness owed to the Company or any of its Subsidiaries by any Stockholder or any Affiliate of a Stockholder to be paid in full prior to Closing.

6.11. Monthly Financials. The Company will prepare and furnish to Buyer, promptly after becoming available and in any event within fifteen (15) Business Days of the end of each calendar month, monthly unaudited financial statements of the Company and its Subsidiaries in the form customarily prepared by management for internal use for each month after the date hereof through the Closing Date.

6.12. Issuance of Substitute Options. In accordance with Section 2.9(a), Buyer will issue the Substitute Options as of the day after the Closing, with appropriate documentation to be provided in the Ordinary Course of Business.

6.13. Information for Pro Forma Financials. The Company will use its commercially reasonable efforts to provide to Buyer all financial information reasonably required by Buyer for its quarterly pro forma quarterly financial statements, and will provide, not less than ten (10) days prior to Closing, (i) an analysis of the vendor-specific objective evidence for all multi-element contracts and (ii) quarterly financial statements for 2006 and the quarter ended March 31, 2007, which financial statements shall comply with the standards for financial statements set forth in Section 3.9.

6.14. Updated Disclosures. The Company may, from time to time during the twenty (20) days after the date of this Agreement, by notice in accordance with this Agreement, (a) supplement or amend any Section of the Disclosure Schedule to correct any representation and warranty herein contained that was not true when made, or (b) otherwise correct any such representation and warranty (any such supplementation or amendment or correction being referred to as an “Updated Disclosure”). The Company shall promptly provide to Buyer any information or documentation reasonably requested by Buyer in order to evaluate the Updated Disclosure; provided that if any Updated Disclosure or any such information or documentation is delivered to Buyer within ten (10) Business Days of the scheduled Closing Date or the Termination Date, at Buyer’s option the Closing Date and the Termination Date may be extended for a period up to ten (10) Business Days after the date of such delivery to afford Buyer an opportunity to review such information. After receiving the Updated Disclosure, to the extent that the conditions set forth in Section 7.1(a) would not be satisfied without giving effect to such Updated Disclosure (together with all prior Updated

Disclosures since the date of this Agreement), Buyer will have up to the Closing Date and the Termination Date (or the extended Closing Date and Termination Date, as the case may be) to terminate this Agreement by providing written notice to the Company. If the Closing occurs, any such Updated Disclosure shall be effective to cure and correct for all purposes any incorrectness or breach of any representation or warranty (whether or not material) which would have existed by reason of the Company’s not having made such Updated Disclosure. Subject to the immediately preceding sentence, the Disclosure Schedule, as so updated from time to time, shall constitute the definitive Disclosure Schedule for purposes of this Agreement.

ARTICLE VII

CONDITIONS TO OBLIGATIONS TO CLOSE

7.1. Conditions to Obligation of Buyer. The obligation of Buyer to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

(a) Representations and Warranties. The representations and warranties set forth in this Agreement (i) that are not qualified by materiality or Material Adverse Effect will be true and correct in all material respects at and as of the Closing with the same force and effect as if made as of the Closing and (ii) that are qualified by materiality or Material Adverse Effect will be true and correct in all respects at and as of the Closing with the same force and effect as if made as of the Closing, in each case, other than representations and warranties that expressly speak only as of a specific date or time, which will be true and correct as of such specified time or true and correct in all material respects as of such specified time to the extent such representations and warranties are not qualified by materiality or Material Adverse Effect.

(b) Performance by the Company. The Company shall have performed and complied in all material respects with all of its covenants, agreements and obligations hereunder through the Closing.

(c) Consents; Payment of Indebtedness. The Company shall have (i) used its reasonable efforts to procure all of the governmental approvals, consents or approvals and third party consents and waivers specified in Section 3.30 and Section 6.2 above, (ii) caused to be repaid all Indebtedness to the extent required by Section [6.10] above, and shall have obtained releases of all liens securing such indebtedness, and (iii) obtained all waivers for any material defaults or termination rights under any Contracts to which the Company or any of its Subsidiaries is a party that are triggered as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

(d) Absence of Litigation. No action, suit, or proceeding (other than a suit or proceeding listed in Section 3.21 of the Disclosure Schedule) shall be pending before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (i) prevent consummation of any of the transactions contemplated by this Agreement, (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation of such transactions, or (iii) affect adversely the right of Buyer to own the Common Stock or to operate the businesses of the Company and its Subsidiaries (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect), excluding, in all cases, any such actions, suits or proceedings instituted by Buyer, Acquisition Sub or any Affiliate.

(e) Certificates.

(i) The Company shall have delivered to Buyer a certificate, executed by the Chief Executive Officer or the President of the Company, to the effect that each of the conditions specified in Section 7.1(a) through (d) are satisfied in all respects;

(ii) The Company shall have delivered a copy of the Certificate of Incorporation of the Company, as in effect immediately prior to the Closing Date, certified by the Delaware Secretary of State, and a certificate, as of the most recent practicable date, for the Company and each of its Subsidiaries of the certificates of good standing for each jurisdiction in which the Company or such Subsidiary does business;

(iii) The Company shall have delivered a certificate of the Secretary or Assistant Secretary of the Company, dated as of the Closing Date, certifying as to (A) the incumbency of the officers of the Company executing this Agreement and all documents executed and delivered in accordance herewith; (B) a copy of the bylaws of the Company, as in effect from the date this Agreement was approved by the Board of Directors of the Company until the Closing Date; (C) a copy of the resolutions of the Board of Directors authorizing this Agreement and approving the applicable matters contemplated herein; and (D) a copy of the resolutions of the Stockholders adopting this Agreement; and

(iv) The Company will have delivered to Buyer the certificates required pursuant to Section 2.11.

(f) Resignations. Buyer shall have received the resignations, dated as of the Closing Date, of each officer and director of the Company and of each corporate officer and director of its Subsidiaries.

(g) Offer Letters. The Company’s employees listed on Schedule 7.1(g) will have accepted offer letters in form and substance reasonably acceptable to Buyer and to such employees (each an “Offer Letter”) and delivered such Offer Letters to Buyer. The Company and its Subsidiaries will have terminated all existing employment agreements with their employees.

(h) Non-compete and Non-solicit. Each individual listed on Schedule 7.1(h) shall execute a non-compete and non-solicit in form and substance reasonably acceptable to Buyer and each such individual.

(i) Opinion. Buyer shall have received from counsel to the Company an opinion in form and substance substantially as set forth in Exhibit 7.1(i) attached hereto, addressed to Buyer, and dated as of the Closing Date.

(j) Escrow Agreement. The Company and the Stockholder’s Representative shall have executed and delivered the Escrow Agreement.

(k) No Material Adverse Change. Since the date of this Agreement, there shall not have been any change which has resulted in a Material Adverse Effect and no event shall have occurred (and is continuing) or circumstance shall exist that could reasonably be expected to cause a Material Adverse Effect.

(l) Stockholder Approval. All approvals of the Stockholders necessary for the consummation of the transactions contemplated hereby shall have been obtained and shall be in full force and effect. At least 21 days shall have elapsed from the mailing of the Transaction Notice, and the total number of Dissenting Shares shall not exceed five percent (5%) of the issued and outstanding shares of Common Stock as of the Closing Date.

(m) Voting Agreement. No Specified Stockholder shall have rescinded, or taken any other action to invalidate or limit, the Voting Agreement entered into by such Specified Stockholder.

(n) Qualifications. Any applicable waiting periods (and any extensions thereof) under the HSR Act will have expired or otherwise been terminated. No provision of any applicable Law and no Governmental Order will prohibit the consummation of any of the Merger.

(o) All Necessary Actions. All actions to be taken by the Company and its Subsidiaries in connection with the consummation of the transactions contemplated hereby and all certificates, instruments and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to Buyer.

Buyer may waive any condition specified in this Section 7.1 if it executes a writing so stating at or prior to the Closing and such waiver shall not be considered a waiver of any other provision in this Agreement unless the writing specifically so states.

7.2. Conditions to Obligations of the Company. The obligation of the Company to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

(a) Representations and Warranties. The representations and warranties of Buyer and Acquisition Sub set forth in this Agreement (a) that are not qualified by materiality shall be true and correct in all material respects at and as of the Closing with the same force and effect as if made as of Closing and (b) that are qualified by materiality or Material Adverse Effect will be true and correct in all respects at and as of the Closing with the same force and effect as if made as of the Closing, in each case, other than representations and warranties that expressly speak only as of the a specific date or time, which will be true and correct as of such specified time or true and correct in all material respects as of such specified time to the extent such representations and warranties are not qualified by materiality or Material Adverse Effect.

(b) Performance by Buyer and Acquisition Sub. Buyer and Acquisition Sub shall have performed and complied with all of its covenants hereunder through the Closing.

(c) Absence of Litigation. Since the date of this Agreement, no action, suit, or proceeding shall be pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (i) prevent consummation of any of the transactions contemplated by this Agreement or (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation of such transactions (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect), excluding, in the case of clause (i) and (ii), any such actions, suits or proceedings instituted by the Company, any Stockholder or any Affiliate thereof.

(d) Certificates.

(i) Each of Buyer and Acquisition Sub shall have delivered to the Company a certificate to the effect that each of the conditions specified above in Section 7.2(a)-(c) are satisfied in all respects; and

(ii) Each of Buyer and Acquisition Sub shall have delivered a certificate of the Secretary or Assistant Secretary of Buyer and Acquisition Sub, respectively, dated as of the Closing Date, certifying as to (A) the incumbency of the officers of Buyer and Acquisition Sub, as applicable, executing this Agreement and all documents executed and delivered in accordance herewith; and (B) a copy of the resolutions of the Board of Directors of Buyer and Acquisition Sub, as applicable, authorizing this Agreement and approving the applicable matters contemplated herein.

(e) Qualifications. Any applicable waiting periods (and any extensions thereof) under the HSR Act will have expired or otherwise been terminated. No provision of any applicable Law and no Governmental Order will prohibit the consummation of any of the Merger.

(f) Approval of Substitute Options. Buyer’s Board of Directors shall have approved the grant of the Substitute Options.

(g) All Necessary Actions. All actions to be taken by Buyer and Acquisition Sub in connection with the consummation of the transactions contemplated hereby shall have been taken, including the execution and delivery of the Escrow Agreement in substantially the form of Exhibit C.

The Company may waive any condition specified in this Section 7.2 if it executes a writing so stating at or prior to the Closing and such waiver shall not be considered a waiver of any other provision in this Agreement unless the writing specifically so states.

ARTICLE VIII

CONFIDENTIALITY

The letter agreement (the “Letter Agreement”) regarding confidentiality dated November 1, 2006 between Buyer and Spotfire, Inc., a Delaware corporation and the Company’s wholly-owned Subsidiary, shall apply with respect to all Confidential Information, and the Company and Buyer (together with their respective Subsidiaries) hereby reaffirm their respective obligations relating to Confidential Information under the Letter Agreement.

ARTICLE IX

INDEMNIFICATION

9.1. Indemnification by the Stockholders.

(a) Indemnification. Subject to the limitations set forth in this Article IX, including Section 9.7, Buyer and each of its Affiliates (including, following the Closing, the Company), and the representatives and Affiliates of each of the foregoing Persons (each, a “Buyer Indemnified Person”) will be indemnified from the Escrow Amount and by the Stockholders and held harmless, from, against and in respect of any and all Actions, Liabilities, Governmental Orders, Encumbrances, losses, damages, bonds, dues, assessments, fines, penalties, Taxes, fees, costs (including costs of investigation, defense and enforcement of this Agreement), expenses or amounts paid in settlement (in each case, including reasonable attorneys’ and experts fees and expenses), whether or not involving a Third Party Claim (collectively, “Losses”), incurred or suffered by the Buyer Indemnified Persons or any of them after the Closing as a result of, arising out of or relating to, directly or indirectly:

(i) any fraud or intentional misrepresentation of any of the Stockholders, the Stockholders’ Representative or the Company;

(ii) any breach of, or inaccuracy in, any representation or warranty made by the Company in this Agreement or in any Ancillary Agreement or any Schedule, instrument or certificate delivered pursuant to this Agreement or any Ancillary Agreement;

(iii) any breach or violation of any covenant or agreement of the Company to the extent required to be performed or complied with by the Company after the date hereof and at or prior to the Closing pursuant to this Agreement;

(iv) (i) any breach or violation of any representation, warranty, covenant or agreement of any Stockholder (including under this Section 9.1) in or pursuant to this Agreement, any Ancillary Agreement or any related document, certificate or instrument, including any Letter of Transmittal or (ii) any failure of any Stockholder to have good and valid title to the shares of Common Stock issued in the name of such Stockholder, free and clear of all Encumbrances;

(v) the matters set forth on Schedule 9.1(a)(v); or

(vi) any Actions or disputes with respect to the Conversion or to the allocation of the Merger Consideration or other amounts pursuant to the terms set forth in Sections 2.4 and 2.5, provided that Buyer has deposited the Exchange Fund.

(b) Monetary Limitations. The Stockholders will have no obligation to indemnify the Buyer Indemnified Persons pursuant to Sections 9.1(a)(ii) and 9.1(a)(iii) in respect of Losses arising from the breach of, or inaccuracy in, any representation, warranty or covenant described therein unless the aggregate amount of all such Losses incurred or suffered by the Buyer Indemnified Persons exceeds $1,000,000 (the “Indemnification Threshold”) (at which point the Buyer Indemnified Persons will be indemnified for all Losses from the first dollar); provided, however, the Indemnification Threshold does not apply to claims for indemnification pursuant to Section 9.1(a)(i), Section 9.1(a)(ii) (in respect of breaches of, or inaccuracies in, representations and warranties set forth in Sections 3.1 (Organization and Authority), 3.2 (Capitalization and Ownership), 3.4 (Authorization of Transaction), 3.15 (Taxes)), Sections 9.1(a)(iv), 9.1(a)(v) or 9.1(a)(vi), or claims pursuant to any Letter of Transmittal. The obligations of the Stockholders to indemnify the Buyer Indemnified Persons shall be subject to the additional limits set forth in this Article IX, including in Section 9.7.

9.2. Indemnity by Buyer.

(a) Indemnification. Subject to the limitations set forth in this Section 9.2, each Stockholder and each Stockholder’s respective Affiliates (including, prior to the Closing, the Company), and the representatives and Affiliates of each of the foregoing Persons (each, a “Stockholder Indemnified Person”), will be indemnified and held harmless by Buyer against and in respect of any and all Losses incurred or suffered by the Stockholder Indemnified Persons or any of them after the Closing as a result of:

(i) any fraud or intentional misrepresentation of Buyer;

(ii) any breach of, or inaccuracy in, any representation or warranty made by Buyer or Acquisition Sub in this Agreement, any Ancillary Agreement or any Schedule, instrument or certificate delivered pursuant to this Agreement; or

(iii) any breach or violation of any covenant or agreement of Buyer or Acquisition Sub (including under this Section 9.2) or any covenant or agreement of the Company to the extent required to be performed or complied with by the Company after the Closing, in either case in or pursuant to this Agreement.

(b) Monetary Limitations. Buyer will have no obligation to indemnify the Stockholder Indemnified Persons pursuant to this Section 9.2 in respect of Losses unless and until the aggregate amount of all such Losses incurred or suffered by the Stockholder Indemnified Persons exceeds the Indemnification Threshold (at which point Buyer will indemnify the Stockholder Indemnified Persons for all Losses from the first dollar), and Buyer’s aggregate liability in respect of claims for indemnification pursuant to this Agreement will not exceed an amount equal to the Escrow Amount; provided, however, that the Indemnification Threshold does not apply to (i) claims for indemnification pursuant to Section 9.2(a)(ii) in respect of breaches of, or inaccuracies in, representations and warranties set forth in Sections 5.1 (Organization of Buyer and Acquisition Sub) or 5.2 (Authority for Agreement) or 5.4 (Brokers’ Fees) or (ii) claims for indemnification pursuant to Section 9.2(a)(i); and provided, further, however, that the Indemnification Threshold shall in no way apply to the obligation of Buyer to deliver the Purchase Price in accordance with the terms of this Agreement.

9.3. Time for Claims. All of the representations and warranties set forth in this Agreement or in any Schedule, Ancillary Agreement, instrument or certificate delivered pursuant to this Agreement shall survive the Closing. No claim may be made or suit instituted seeking indemnification pursuant to Article IX for any breach of, or inaccuracy in, any representation, warranty or covenant unless a written notice describing such breach or inaccuracy in reasonable detail in light of the circumstances then known to the Person entitled to indemnification pursuant to this Article IX (each, an “Indemnified Party”) is furnished to the Person required to provide indemnification pursuant to this Article IX (each , an “Indemnifying Party”):

(a) at any time, prior to the thirtieth day after the expiration of the applicable statute of limitations (taking into account any tolling periods and other extensions) in the case of (i) any claim under Sections 9.1(a)(i), 9.1(a)(iv), 9.1(a)(v) or 9.1(a)(vi) or (ii) any claim under Section 9.1(a)(ii) for a breach of, or inaccuracy in, the representations and warranties set forth in Sections 3.1 (Organization and Authority), 3.2 (Capitalization and Ownership), 3.4 (Authorization of Transaction), 3.6 (Brokers Fees), 3.15 (Taxes) or 3.24 (Environmental); and

(b) at any time prior to Final Release Date, in the case of any breach of, or inaccuracy in, any other representation, warranty and covenant in this Agreement.

9.4. Third Party Claims.

(a) Notice of Claim. If any third party notifies an Indemnified Party with respect to any matter other than a matter relating to Taxes (a “Third Party Claim”) or a matter relating to Taxes which may give rise to a claim for indemnification against an Indemnifying Party under this Article IX, then the Indemnified Party will promptly give written notice to the Indemnifying Party; provided, however, that no delay on the part of the Indemnified Party in notifying the Indemnifying Party will relieve the Indemnifying Party from any obligation under this Section 9.4, except to the extent such delay actually and materially prejudices the Indemnifying Party.

(b) Assumption of Defense, etc. The Indemnifying Party will be entitled to participate in the defense of any Third Party Claim that is the subject of a notice given by the Indemnified Party pursuant to Section 9.4(a). In addition, the Indemnifying Party will have the right to defend the Indemnified Party against the Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party so long as (a) the Indemnifying Party gives written notice to the Indemnified Party within fifteen (15) days after the Indemnified Party has given notice of the Third Party Claim that the Indemnifying Party will indemnify the Indemnified Party from and against the entirety of any and all Losses the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim, (b) the Indemnifying Party provides the Indemnified Party with evidence reasonably acceptable to the Indemnified Party that the Indemnifying Party will have adequate financial resources to defend against the Third Party Claim and fulfill its indemnification obligations hereunder, (c) the Third Party Claim involves only money damages and does not seek an injunction or other equitable relief against the Indemnified Party, (d) the Indemnified Party has not been advised by counsel that an actual or potential conflict exists between the Indemnified Party and the Indemnifying Party in connection with the defense of the Third Party Claim, (e) the Third Party Claim does not relate to or otherwise arise in connection with Taxes, Intellectual Property, or any criminal or regulatory enforcement Action, (f) settlement of, an adverse judgment with respect to or the Indemnifying Party’s conduct of the defense of the Third Party Claim is not, in the good faith judgment of the Indemnified Party, likely to be adverse to the Indemnified Party’s reputation or continuing business interests (including its relationships with current or potential customers, suppliers or other parties material to the conduct of its business) and (g) the Indemnifying Party conducts the defense of the Third Party Claim actively and diligently. The Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim, subject to the terms and conditions of this Section 9.

(c) Limitations on Indemnifying Party. The Indemnifying Party will not consent to the entry of any judgment or enter into any compromise or settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party unless such judgment, compromise or settlement (a) provides for the payment by the Indemnifying Party of money as sole relief for the claimant, (b) results in the full and general release of the Buyer Indemnified Persons or Stockholder Indemnified Persons, as applicable, from all liabilities arising or relating to, or in connection with, the Third Party Claim and (c) involves no finding or admission of any violation of Legal Requirements or the rights of any Person and no effect on any other claims that may be made against the Indemnified Party.

(d) Indemnified Party’s Control. If the Indemnifying Party does not deliver the notice contemplated by clause (a), or the evidence contemplated by clause (b), of Section (b) within fifteen (15) days after the Indemnified Party has given notice of the Third Party Claim, or otherwise at any time fails to conduct the defense of the Third Party Claim actively and diligently, the Indemnified Party may defend, and may consent to the entry of any judgment or enter into any compromise or settlement with respect to, the Third Party Claim in any manner it may deem appropriate (and the Indemnified Party need not consult with, or obtain any consent from, the Indemnifying Party in connection therewith; provided, however, that the Indemnifying Party will not be bound by the entry of any such judgment consented to, or any such compromise or settlement effected, without its prior written consent (which consent will not be unreasonably withheld or delayed). If such notice and evidence is given on a timely basis and the Indemnifying Party conducts the defense of the Third Party Claim actively and diligently but any of the other conditions in Section (b) is or becomes unsatisfied, the Indemnified Party may defend, and may consent to the entry of any judgment or enter into any compromise or settlement with respect to, the Third Party Claim; provided, however, that the Indemnifying Party will not be bound by the entry of any such judgment consented to, or any such compromise or settlement effected, without its prior written consent (which consent will not be unreasonably withheld or delayed). In the event that the Indemnified Party conducts the defense of the Third Party Claim pursuant to this Section 9.4(d), the Indemnified Party will keep the Indemnifying Party reasonably informed of the progress of the defense, compromise or settlement of the Third Party Claim, and the Indemnifying Party will (a) advance the Indemnified Party promptly and periodically for the costs of defending against the Third Party Claim (including reasonable attorneys’ fees and expenses) and (b) remain responsible for any and all other Losses that the Indemnified Party may incur or suffer resulting from, arising out of, relating to, in the nature of or caused by the Third Party Claim to the fullest extent provided in this Section 9.

9.5. Consent to Jurisdiction Regarding Third Party Claim. The Buyer and each of the Stockholders, each in its or their capacity as an Indemnifying Party, hereby consents to the non-exclusive jurisdiction of any court in which any Third Party Claim may be brought against any Indemnified Party for purposes of any claim which such Indemnified Party may have against such Indemnifying Party pursuant to this Agreement in connection with such Third Party Claim, and in furtherance thereof, the provisions of Section 12.14 are incorporated herein by reference, mutatis mutandis.

9.6. No Circular Recovery. Each Stockholder hereby agrees that it will not make any claim for indemnification against Buyer, the Surviving Corporation or the Company by reason of the fact that such Stockholder was a controlling person, director, employee or Representative of the Company or the Surviving Corporation or was serving as such for another Person at the request of Buyer or the Company (whether such claim is for Losses of any kind or otherwise and whether such claim is pursuant to any statute, organizational document, contractual obligation or otherwise) with respect to any claim brought by a Buyer Indemnified Person against any Stockholder relating to this Agreement. With respect to any claim brought by a Buyer Indemnified Person against any Stockholder relating to this Agreement, each Stockholder expressly waives any right of subrogation, contribution, advancement, indemnification or other claim against the Company with respect to any amounts owed by such Stockholder pursuant to this Article IX.

9.7. Source for and Limitations to Indemnification by Company and Stockholders. Except as set forth in this Section 9.7, for as long as there are funds in the account maintained under the Escrow Agreement, any and all amounts payable by the Stockholders (or any of them) as Indemnifying Parties to a Buyer Indemnified Person will be paid (except to the extent Buyer has a right in this Section 9.7 to pursue a Stockholder directly) in cash first out of the Escrow Amount, and thereafter by the Stockholders in accordance with payment instructions provided by Buyer.

(a) Each Stockholder shall severally and not jointly indemnify and hold the Buyer Indemnified Persons harmless from, against and in respect of any and all Losses incurred or suffered by the Buyer Indemnified Persons as a result of, arising out of or directly or indirectly relating to (a) any breach or, or inaccuracy in, any representation or warranty made by the Company in Sections 3.1 (Organization and Authority), 3.2 (Capitalization and Ownership), 3.4 (Authorization of Transaction), 3.6 (Brokers), 3.15 (Taxes) or 3.24 (Environmental) or (b) claims pursuant to Section 9.1(a)(i) (other than any fraud or intentional misrepresentation of a Stockholder which is covered in Section 9.7(b)), 9.1(a)(v) or 9.1(a)(vi); provided, however, that this Section 9.7(a) applies only to the extent that the Escrow Account does not contain sufficient funds to cover all such Losses and provided, further, that in no event shall any Stockholder’s Liability for such Losses exceed the lesser of (x) the Cash Consideration actually received by such Stockholder or (y) such Stockholder’s pro rata share of such Losses based on the ratio of (1) such Stockholder’s aggregate portion of the Cash Consideration to (2) the Cash Consideration.

(b) Each Stockholder shall severally and not jointly indemnify and hold the Buyer Indemnified Persons harmless from, against and in respect of any and all Losses for which a Buyer Indemnified Person is entitled to indemnification pursuant to Section 9.1(a)(iv) or for fraud or intentional misrepresentation by such Stockholder pursuant to Section 9.1(a)(i) shall, at the option of Buyer, be satisfied either (i) from the Escrow Account or (ii) in cash by wire transfer of immediately available funds by the breaching Stockholder, as applicable, and not from the Escrow Account; provided, however, that in no event shall any Stockholder’s Liability for such Losses exceed the Cash Consideration actually received by such Stockholder.

(c) Except as set forth in Section 9.7(a) and (b), the Escrow Account is the sole and exclusive source of indemnification from which a Buyer Indemnified Person may collect any Losses which it is entitled to indemnification pursuant to this Article IX and the Escrow Amount shall be the limit on claims made pursuant to this Agreement. For all amounts in excess of the Escrow Amount that may be recovered by the Buyer Indemnified Persons directly from the Stockholders pursuant to this Section 9.7, each Stockholder’s Liability hereunder shall not exceed the Cash Consideration actually received by such Stockholder.

9.8. Knowledge and Investigation. The right of any Buyer Indemnified Person or Stockholder Indemnified Person to indemnification pursuant to this Article IX will not be affected by any investigation conducted or knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing, with respect to the accuracy of any representation or warranty, or performance of or compliance with any covenant or agreement, referred to in Sections 9.1 and 9.2. The waiver of any condition contained in this Agreement or in the Escrow Agreement or any Ancillary Agreement based on the breach of any such representation or warranty, or on the performance of or compliance with any such covenant or agreement, will not affect the right of any Buyer Indemnified Person or Stockholder Indemnified Person to indemnification pursuant to this Section 9.8 based on such representation, warranty, covenant or agreement.

9.9. Remedies Cumulative. The rights of each Buyer Indemnified Person and Stockholder Indemnified Person under this Article IX are cumulative, and each Buyer Indemnified Person and Stockholder Indemnified Person, as the case may be, will have the right in any particular circumstance, in its sole discretion, to enforce any provision of this Section 9 without regard to the availability of a remedy under any other provision of this Section 9. The rights of Buyer and each Buyer Indemnified Person under this Section 9 shall be cumulative with any rights contained in the Escrow Agreement.

9.10. Exclusivity. Except for remedies that cannot be waived as a matter of law or as provided in Section 12.13, if the Closing occurs, indemnification pursuant to this Article IX will be the exclusive remedy for any breach of this Agreement (including any representation, warranty, covenant and agreement contained in this Agreement), other than in respect of claims based on conduct constituting fraud, fraud in the inducement, intentional misrepresentation or claims for equitable relief based on breaches of Section 2.14 or Article VIII.

9.11. Adjustment to Purchase Price. Any payments made to an Indemnified Party pursuant to this Section 9 shall be treated as an adjustment to the Merger Consideration for Tax purposes, except as otherwise required by law.

9.12. Tax Claims. With respect to any claim with respect to Taxes for which the Indemnifying Party is liable pursuant to this Article IX, the Indemnified Party shall conduct the defense of such claim in good faith.

ARTICLE X

[RESERVED]

ARTICLE XI

TERMINATION

11.1. Termination of Agreement. Certain of the Parties may terminate this Agreement as provided below:

(a) the Parties may terminate this Agreement by mutual written consent at any time prior to the Closing;

(b) Buyer may terminate this Agreement by giving written notice to the Company and the Stockholder Representative at any time prior to the Closing (i) in the event any representation or warranty of the Company contained in this Agreement shall fail to be true and correct in all material respects such that the condition set forth in Section 7.1(a) would not be satisfied or the Company shall have breached or failed to comply in all material respects with any of its obligations contained in this Agreement such that the condition set forth in Section 7.1(b) would not be satisfied, provided, however, that Buyer shall have first notified the Company and the Stockholder Representative of such failure or breach, and the breach or failure has continued without cure for a period of 10 days after the notice of such failure or breach, or (ii) if the Closing shall not have occurred on or before September 30, 2007 (the “Termination Date”) by reason of the failure of any condition precedent under Section 7.1 hereof (unless, in the case of clauses (i) and (ii), the breach or failure results primarily from Buyer itself breaching any representation, warranty, or covenant contained in this Agreement); and

(c) the Company may terminate this Agreement by giving written notice to Buyer at any time prior to the Closing (i) in the event any representation or warranty of Buyer or Acquisition Sub contained in this Agreement shall fail to be true and correct in all material respects such that the condition set forth in Section 7.2(a) would not be satisfied or Buyer or Acquisition Sub shall have breached or failed to comply in all material respects with any of its obligations contained in this Agreement such that the condition set forth in Section 7.2(b) would not be satisfied, provided, however, that the

Company shall have first notified Buyer of such breach or failure, and the breach or failure has continued without cure for a period of 10 days after the notice of such breach or failure, or (ii) if the Closing shall not have occurred on or before the Termination Date by reason of the failure of any condition precedent under Section 7.2 hereof (unless, in the case of clauses (i) and (ii), the breach or failure results primarily from the Company itself breaching any representation, warranty, or covenant contained in this Agreement).

11.2. Effect of Termination. If any Party terminates this Agreement pursuant to Section 11.1 above, all rights and obligations of the Parties hereunder shall terminate (other than rights and obligations under the Letter Agreement with respect to Confidential Information, which rights and obligations shall survive in accordance with the terms of the Letter Agreement) without any Liability of any Party to any other Party (except for any Liability of any Party then in breach for such breach).

ARTICLE XII

MISCELLANEOUS

12.1. Notification of Certain Matters. Each Party shall give prompt notice to the other Parties of (i) the occurrence or non-occurrence of any event which would cause any representation or warranty made by such Party in this Agreement or any of the certificates, schedules or exhibits delivered pursuant hereto to be untrue or inaccurate in any material respect at any time from the date hereof to the Effective Time, and (ii) any material failure of such Party or any of its representatives to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that no such notification shall operate to cure any breach of the representations, warranties, covenants or agreements of the Parties, waive the conditions to the obligations of the Parties under this Agreement or limit the remedies available to the Party receiving such notification.

12.2. Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior approval of the other Party; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law (in which case the disclosing Party will provide the other Party with the reasonable opportunity to review and comment in advance the disclosure). Each of the Parties agrees that it will make a good faith effort to agree on the content and timing of any announcement relating to the subject matter of this Agreement to be made to the employees of the Company and its Subsidiaries as soon as practicable after the date hereof, provided, however, that to the extent the Parties are unable to so agree within a reasonable period of time after the date hereof, the Company may make any announcement to the employees of the Company and its Subsidiaries to believes in good faith to be warranted.

12.3. No Third Party Beneficiaries. Except as set forth in Article IX, this Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

12.4. Entire Agreement. This Agreement (including the documents referred to and incorporated by reference herein) constitutes the entire agreement between the Parties and supersedes any prior understandings, agreements, or representations by or between the Parties, written or oral, to the extent they are related in any way to the subject matter hereof.

12.5. Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Party; provided, however, that Buyer may (i) assign all (but not part) of its rights and interests hereunder to an Affiliate and (ii) designate an Affiliate to perform its obligations hereunder, provided, however, that Buyer provides reasonable assurances to the Company that, upon such assignment, such Affiliate shall be capable of performing the obligations of Buyer hereunder.

12.6. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

12.7. Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

12.8. Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) upon confirmation of receipt of facsimile, (ii) one (1) Business Day following the date sent when sent by overnight delivery (unless delivery is not actually made until a later date, in which case such notice, request, demand, claim or other communication shall be deemed duly given on the date of confirmed receipt), and (iii) five Business Days following the date mailed when mailed by registered or certified mail return receipt requested and postage prepaid at the following address:

If to the Company:

Spotfire Holdings, Inc.

212 Elm Street

Somerville, Massachusetts 02144

Attention: Chief Executive Officer

Facsimile: (617) 702-1700

Copy to (which shall not constitute notice pursuant to this Section):

Foley Hoag LLP

Seaport World Trade Center West

155 Seaport Boulevard

Boston, Massachusetts 02210

Attention: John D. Patterson, Esq.

Facsimile: (617) 832-7000

If to Buyer or Acquisition Sub:

TIBCO Software Inc.

3303 Hillview Avenue

Palo Alto, California 94304

Attention: William Hughes, Esq.

Facsimile: (650) 846-1203

Copy to (which shall not constitute notice pursuant to this Section):

Ropes & Gray LLP

One Embarcadero Center

Suite 2200

San Francisco, California 94111

Attention: Brian C. Erb, Esq.

Facsimile: (415) 315-6350

If to the Stockholder Representative:

Christopher Ahlberg

c/o Spotfire Holdings, Inc.

212 Elm Street

Somerville, Massachusetts 02144

Facsimile: (617) 702-1806

Copy to (which shall not constitute notice pursuant to this Section):

Foley Hoag LLP

Seaport World Trade Center West

155 Seaport Boulevard

Boston, Massachusetts 02210

Attention: John D. Patterson, Esq.

Facsimile: (617) 832-7000

Any party hereto may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it is actually received by the intended recipient. Any party hereto may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other parties hereto notice in the manner herein set forth.

12.9. Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Company, Buyer, Acquisition Sub and the Stockholder Representative. No waiver by any party hereto of any default, misrepresentation, or breach of representation, warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of representation, warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

12.10. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

12.11. Expenses. Except for antitrust-related government filing fees incurred by Buyer or the Company in connection with the Merger (which shall be shared equally up to an aggregate amount of $160,000), each of Buyer, Acquisition Sub, the Company and its Affiliates or Subsidiaries will bear its own costs and expenses (including legal and accounting fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby and thereby, except to the extent there is a negative Net Cash Balance, in which case such amount will be deducted from the Merger Consideration pursuant to Section 2.10.

12.12. Construction.

(a) The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

(b) Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

(c) The word “including” shall mean including without limitation.

(d) The Parties acknowledge and agree that (A) the Disclosure Schedule and the information and disclosures contained therein are intended only to qualify and limit the representations, warranties and covenants in the Agreement and shall not be deemed to expand in any way the scope or effect of any such representations, warranties or covenants or modify the indemnification provisions of the Agreement; (B) no reference to or disclosure of any item or other matter in the Disclosure Schedule shall be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in the Disclosure Schedule; (C) no disclosure in the Disclosure Schedule relating to any possible breach or violation of any agreement, law or regulation shall be construed as an admission or indication that any such breach or violation exists or has actually occurred; and (D) unless otherwise noted, copies of all agreements specifically referenced in the Disclosure Schedule have been made available to Buyer.

(e) Nothing in the Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein unless the Disclosure Schedule describes the relevant facts in reasonable detail sufficient to put the other Party on notice of the relevant matter or claim. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself). Notwithstanding the foregoing, a particular schedule relating to one Section of the Agreement may cross-reference matter(s) disclosed in any other schedule relating to any other Section of the Agreement, and the cross-reference within one part to any such matter shall be deemed to incorporate by reference into the other schedule such matter fully as if set forth in its entirety in such other schedule;

(f) The Parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant.

12.13. Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

12.14. Specific Performance. Each of the Parties acknowledges and agrees that the other Party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Party shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter in addition to any other remedy (subject to the provisions set forth in Section 12.16 below) to which it may be entitled, at law or in equity.

12.15. Governing Law; Consent to Jurisdiction and Venue.

(a) This Agreement, and any claims arising hereunder, shall be governed by and construed in accordance with the domestic laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

(b) Each of the Parties hereby irrevocably and unconditionally submits to the non-exclusive jurisdiction of the state courts of New York sitting in the Borough of Manhattan, and any appellate court thereof in any action or proceeding arising out of or relating to this Agreement, the Escrow Agreement or any transaction contemplated hereby. Each of the Parties hereby irrevocably waives, to the fullest extent it or he may effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding. Each of the Parties also irrevocably and unconditionally consents to the service of any and all process in any such action or proceeding by the mailing of copies of such process by certified mail to such Party and its counsel at their respective addresses specified in Section 12.8. Each of the Parties further irrevocably and unconditionally agrees that a final judgment in any such action or proceeding (after exhaustion of all appeals or expiration of the time for appeal) shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the date first above written.

TIBCO SOFTWARE INC.

By:	/s/ William R. Hughes
Name:	William R. Hughes
Title:	EVP, General Counsel & Secretary

THUNDERBOLT ACQUISITION CORP.

By:	/s/ William R. Hughes
Name:	William R. Hughes
Title:	President

SPOTFIRE HOLDINGS, INC.

By:	/s/ Christopher Ahlberg
Name:	Christopher Ahlberg
Title:	CEO

The Stockholder Representative hereby accepts his obligations in this Agreement:

By:	/s/ Christopher Ahlberg
Christopher Ahlberg

APPENDIX 1 – DEFINITIONS

“Acquisition Sub” has the meaning set forth in the preamble.

“Acquisition Sub Common Stock” has the meaning set forth in Section 2.6.

“Action” means any claim, action, cause of action or suit (whether in contract or tort or otherwise), litigation (whether at law or in equity, whether civil or criminal), controversy, assessment, arbitration, investigation, hearing, charge, complaint, demand, notice or proceeding to, from, by or before any governmental authority.

“Affiliate” of any Person means any other Person controlling, controlled by or under common control with such Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person through the ownership of voting securities, contract or otherwise.

“Agent” has the meaning set forth in Section 2.5(c).

“Agreement” has the meaning set forth in the preamble.

“Allocated Consideration” means (i) with respect to each share of Common Stock (other than Treasury Shares), the Per Share Price; (ii) with respect to each share of Common Stock subject to a Company Vested Option, the excess of the Per Share Price over the cash exercise price per share of the Common Stock subject to such Company Vested Option; (iii) with respect to each share of Common Stock subject to a Company Warrant, the excess of the Per Share Price over the cash exercise price per share of the Common Stock subject to such Company Warrant; and (iv) with respect to each share of Common Stock subject to a Company Unvested Option, the excess of the Per Share Price over the cash exercise price per share of the Common Stock subject to such Company Unvested Option, which amount shall determine the aggregate spread contemplated by Treas. Reg. 1.424-1(a)(5)(ii) with respect to such Company Unvested Option in connection with the substitution of such Company Unvested Option into the Substitute Options as set forth on Schedule 2.9.

“Ancillary Agreements” means the Escrow Agreement, the Voting Agreements entered into by the Specified Stockholders, the Paying Agent Agreement and the Letter of Transmittal.

“Basis” means any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction that forms or could reasonably be expected to form the basis for any specified consequence.

“Business Day” means any day on which banking institutions in both San Francisco, California and Boston, Massachusetts are customarily open for the purpose of transacting business.

“Buyer” has the meaning set forth in the preamble above.

“Buyer Indemnified Person” has the meaning set forth in Section 9.1(a).

“Cap” has the meaning set forth in Section 6.8.

“Capital Stock” means any and all shares, interests, participation rights or other equivalents (however designated) of capital stock of the Company or its Subsidiaries whether now outstanding or issued after the date of this Agreement.

“Cash Consideration” the meaning set forth in Section 2.5(a).

“Cash Statement” has the meaning set forth in Section 2.10(b).

“Certificate of Merger” means the certificate of merger attached as Exhibit B-1 hereto.

“Certificate” has the meaning set forth in Section 2.6(c).

“Closing” has the meaning set forth in Section 2.16.

“Closing Balance Sheet” has the meaning set forth in Section 2.10(b).

“Closing Date” has the meaning set forth in Section 2.16.

“COBRA” has the meaning set forth in Section 3.23(a)(v).

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock” has the meaning set forth in Section 3.2(a).

“Company” has the meaning set forth in the preamble.

“Company Charter Documents” has the meaning set forth in Section 3.1.

“Company Fees and Expenses” means all unpaid fees, expenses, disbursements and other similar amounts of legal counsel (including Foley Hoag LLP), accountants, advisors (including Goldman, Sachs & Co.), banks, lenders and other experts, incurred by or on behalf of the Company, any Subsidiary or any Stockholder or any Affiliate thereof, in connection with the negotiation, drafting and performance of this Agreement and the Escrow Agreement, the diligence and investigation of the transactions contemplated hereby and thereby, each of the documents related to the consummation of the transactions contemplated hereby and thereby and each of the other exhibits and schedules hereto and thereto, together with fees and expenses in connection with any filing with any governmental authority made or required to be made by the Company or any of its Subsidiaries.

“Company Indebtedness” means the Indebtedness of the Company and its Subsidiaries outstanding as of the Closing Date calculated in accordance with GAAP consistent with the past practice of the Company.

“Company Intellectual Property” has the meaning set forth in Section 3.17(a)(ii).

“Company Option” means each option, outstanding immediately prior to the Closing, to acquire shares of Common Stock granted under the Option Plan.

“Company Privacy Policy” has the meaning set forth in Section 3.17(a)(vii).

“Company Products” has the meaning set forth in Section 3.17(c).

“Company Registered Intellectual Property” has the meaning set forth in Section 3.17(a)(iv).

“Company Source Code” has the meaning set forth in Section 3.17(r).

“Company Unvested Option” shall mean each Company Option (other than a Vested Option) for which a Substitute Option will be issued pursuant to Section 2.9(a); provided, however, that Company Unvested Options shall not include any Company Options issued to non-employee directors that have been surrendered or cancelled prior to Closing.

“Company Vested Option” shall mean the portion of a Company Option that has vested as of immediately prior to the Closing.

“Company Warrants” means all warrants to acquire shares of Common Stock or Preferred Stock outstanding as of immediately prior to the Conversion.

“Confidential Information” means any and all information concerning the Merger or business and affairs of the Company or Buyer, other than that information which is already generally or readily obtainable by the public or is publicly known or becomes publicly known through no fault of the Stockholders, with respect to Buyer’s Confidential Information; and Buyer, with respect to the Company’s Confidential Information.

“Contracts” has the meaning set forth in Section 3.18.

“Conversion” has the meaning set forth in Section 2.4.

“D&O Indemnified Persons” has the meaning set forth in Section 6.8.

“Depositor” has the meaning set forth in Section 2.5(b)(i).

“DGCL” has the meaning set forth in the recitals.

“Disclosure Schedule” has the meaning set forth in Article III.

“Dispute Notice” has the meaning set forth in Section 2.10(c).

“Dissenting Shares” has the meaning set forth in Section 2.8(a).

“Effective Time” means the time at which the Certificate of Merger shall be duly filed in the office of the Secretary of State of the State of Delaware in accordance with Section 251 of the DGCL (or such later time as is specified in the Certificate of Merger), which in any event shall be as soon as practicable immediately following the Closing.

“Employee Benefit Plan” means any (a) nonqualified deferred compensation or retirement plan or arrangement which is an Employee Pension Benefit Plan, (b) qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan, (c) qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan), (d) Employee Welfare Benefit Plan or material fringe benefit plan or program, (e) governmental sponsored plan or arrangement or unemployment, welfare, training or insurance plan, scheme or program, or (f) profit sharing, stock option, stock purchase, equity, stock appreciation, bonus, incentive deferred compensation, severance plan or other benefit plan.

“Employee Pension Benefit Plan” has the meaning set forth in ERISA Section 3(2).

“Employee Welfare Benefit Plan” has the meaning set forth in ERISA Section 3(l).

“Encumbrance” means any mortgage, pledge, lien, mortgage, hypothecation, security interest, charge, claim, equitable interest, preference, right of possession, imperfection of title, condition or restriction of any nature (including any restriction on the transfer of any asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset), encumbrance, equity, trust, conditional sale or other title retention device or arrangement (including, without limitation, a capital lease), transfer for the purpose of subjection to the payment of any Indebtedness, or restriction on the creation of any of the foregoing, whether relating to any property or right or the income or profits therefrom; provided, however, that the term “Encumbrance” shall not include (i) statutory liens for Taxes to the extent that the payment thereof is not in arrears or otherwise due or is being contested in good faith, (ii) encumbrances in the nature of zoning restrictions, easements, rights or restrictions of record on the uses of real property if the same do not detract from the value of the property encumbered thereby or impair the use of such property in the business of the Company as currently conducted, (iii) statutory or common law liens to secure landlords, lessors or renters under leases or rental agreements confined to the premises rented to the extent that no payment or performance under any such lease or rental agreement is in arrears or is otherwise due, (iv) deposits or pledges made in connection with, or to secure payment of, worker’s compensation, unemployment insurance, old age pension programs mandated under applicable laws or other social security regulations, and (v) statutory or common law liens in favor of carriers, warehousemen, mechanics and materialmen, statutory or common law liens to secure claims for labor, materials or supplies and other like liens, which secure obligations to the extent that payment thereof is not in arrears or otherwise due which have been incurred in the Ordinary Course of Business.

“Environmental Permits” has the meaning set forth in Section 3.24(a).

“Equity Interests” means (a) any capital stock, share, partnership or membership interest, unit of participation or other similar interest (however designated) in any Person and (b) any option, warrant, purchase right, conversion right, exchange of rights or other contractual obligation that would entitle any Person to acquire any such interest in such Person or otherwise entitle any Person to share in the equity, profit, earnings, losses or gains of such Person (including stock appreciation, phantom stock, profit participation or other similar rights).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Agent” has the meaning given to it in the Escrow Agreement.

“Escrow Agreement” means the Escrow Agreement among Buyer, the Stockholder Representative and the bank chosen by the Parties, as escrow agent, substantially in the form of Exhibit C attached hereto.

“Escrow Account” means the account maintained by the Escrow Agent and into which is deposited the Escrow Amount.

“Escrow Amount” has the meaning set forth in Section 2.5(b), as modified pursuant to Section 2.5(b)(iv) following the First Release Date.

“Estimated Net Cash Balance” has the meaning set forth in Section 2.10(a)

“Exchange Fund” has the meaning set forth in Section 2.5(c).

“Exercise Amount” means the maximum amount of consideration that would be received by the Company in respect of the cash exercise of all In-the-Money Company Vested Options, In-the-Money Company Unvested Options and In-the-Money Company Warrants, if such securities were exercised for cash, converted or exchanged immediately prior to Closing, treating all such securities as fully vested for purposes of this definition.

“Final Release Date” has the meaning set forth in Section 2.5(b)(v).

“Financial Statements” has the meaning set forth in Section 3.23(i).

“First Release Date” has the meaning set forth in Section 2.5(b)(iv).

“Foreign Benefit Plan” has the meaning set forth in Section 3.23(i).

“Fully Diluted Shares” means the sum of (A) the aggregate number of shares of Common Stock (other than Treasury Shares) outstanding immediately prior to the Closing and (B) the aggregate number of shares of Common Stock issuable upon the exercise for cash, conversion or exchange of all In-the-Money Company Vested Options, In-the-Money Company Unvested Options and In-the-Money Company Warrants, treating all such securities as fully vested for purposes of this definition.

“GAAP” means United States generally accepted accounting principles as in effect from time to time.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, ruling, determination or award entered by or with any governmental authority.

“Hazardous Substance” shall mean any substance, whether solid, liquid or gaseous, which is listed, defined or regulated as a “hazardous substance,” “hazardous waste,” “oil,” “pollutant,” “toxic substance,” “hazardous material,” or “contaminant,” or is otherwise classified as hazardous or toxic, in or pursuant to any Environmental Laws; or which is or contains any asbestos, polychlorinated biphenyls, urea formaldehyde foam insulation, explosive, nuclear, or radioactive material, petroleum compounds, or pesticides, insecticides, fungicides, or rodenticides, or biohazardous materials or waste.

“HSR Act” has the meaning set forth in Section 3.5.

“Indebtedness” of any Person means all obligations of such Person (i) for borrowed money (including all obligations for principal, interest, premiums, penalties, fees and expenses), (ii) for the deferred purchase price of property or services (other than trade payables and other accrued current liabilities incurred in the Ordinary Course of Business), (iii) for capital leases, as determined in accordance with GAAP, (iv) under conditional sale or other title retention agreements and (v) in the nature of guarantees of the obligations described in clauses (i) through (iv) above of any other Person.

“Indemnification Threshold” has the meaning set forth in Section 9.1(b).

“Indemnified Party” has the meaning set forth in Section 9.3.

“Indemnifying Party” has the meaning set forth in Section 9.3.

“Intellectual Property” has the meaning set forth in Section 3.17(a)(i).

“In-the-Money” means with respect to Company Options or Company Warrants, those Company Options or Company Warrants that have a cash exercise price per share of Common Stock subject to such Company Option or such Company Warrant that is less than the Per Share Price.

“Investors’ Rights Agreement” has the meaning set forth in Section 3.2(f).

“Knowledge” means the actual knowledge of the Company or its Subsidiaries, their officers or directors, in each case after reasonable investigation unless otherwise specified in the Agreement.

“Laws” means all laws, rules, regulations, codes, injunctions, judgments, decrees, rulings, interpretations, constitutions, ordinances, common law, treaties, regulations, or orders, of any federal, state, local, municipal and foreign, international, or multinational governments or administration and all related agencies.

“Leased Real Property” has the meaning set forth in Section 3.16.

“Letter Agreement” has the meaning set forth in Article VIII.

“Liability” means any liability or obligation (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether incurred or consequential and whether due or to become due), including any liability for Taxes.

“Losses” has the meaning set forth in Section 9.1(a)

“Material Adverse Effect” means any event, change, effect, circumstance, violation, or inaccuracy that individually or together with other adverse changes or effects is or is reasonably likely to be materially adverse to the business, financial condition, assets, operations or business prospects of the Company and its Subsidiaries, or that materially and adversely affects the ability of the Company to perform its obligations under the Merger Agreement and consummate the Merger; provided, however, that none of the following shall be deemed in themselves, to constitute a Material Adverse Effect: (a) any adverse change, effect, occurrence, state of facts or development attributable to conditions affecting the industries in which the Company or any of its Subsidiaries participates, the U.S. economy as a whole, or foreign economies in any location where the Company or any of its Subsidiaries has operations or sales (except for changes, effects, occurrences, states of facts or developments, as applicable, which have a disproportionate effect on the Company or any of its Subsidiaries relative to the effect on other Persons operating in the same industry); or (b) any adverse change, effect, occurrence, state of facts or development resulting from compliance with the terms of, or the taking of any action required by, this Agreement or otherwise taken or not taken at the written request of Buyer.

“Merger” shall mean the merger of Acquisition Sub with and into the Company, with the Company being the Surviving Corporation, in accordance with the provisions of this Agreement and the Certificate of Merger.

“Merger Consideration” the meaning set forth in Section 2.5(a).

“Most Recent Balance Sheet” has the meaning set forth in Section 3.9(a).

“Most Recent Financial Statements” has the meaning set forth in Section 3.9(a).

“Most Recent Fiscal Year End” has the meaning set forth in Section 3.9.

“Multiemployer Plan” has the meaning set forth in ERISA Section 3(37).

“Net Cash Balance” means the total amounts of cash or cash equivalents held by the Company as of the Closing Date, minus any obligations of the Company for borrowed money (including all obligations for principal, interest, premiums, penalties, fees and expenses or for guarantees of any such obligations) and minus the Company Fees and Expenses.

“Offer Letter” has the meaning set forth in Section 7.1(g).

“Open Source Material” has the meaning set forth in Section 3.17(s).

“Option Plan” means the Company’s Amended and Restated 1998 Incentive and Nonstatutory Stock Option Plan.

“Ordinary Course of Business” means an action taken by any Person in the ordinary course of such Person’s business, which is consistent with past customs and practices of such Person (including past practice with respect to quantity, amount, magnitude and frequency, standard employment and payroll policies and past practice with respect to management of working capital) which is taken in the ordinary course of the normal day-to-day operations of such Person.

“Parties” has the meaning set forth in the preamble.

“Patents” has the meaning set forth in Section 3.17(a)(i).

“Paying Agent” has the meaning set forth in Section 2.5(c).

“Paying Agent Agreement” means, in the case Buyer is not the Paying Agent, the Paying Agent Agreement to be entered into as of the Closing Date between Buyer and the Paying Agent, substantially in the form attached hereto as Exhibit E, pursuant to which the Stockholders and the holders of the Company Options and Company Warrants shall receive their portion of the Exchange Fund in accordance with this Agreement and the Paying Agent Agreement.

“Permits” has the meaning set forth in Section 3.13(b).

“Per Share Price” means (i) the Merger Consideration less an amount equal to any negative Estimated Net Cash Balance plus the Exercise Amount, divided by (ii) the Fully Diluted Shares.

“Person” means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a governmental entity (or any department, agency, or political subdivision thereof).

“Personal Data” has the meaning set forth in Section 3.17(a)(v).

“Preferred Stock” means the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock and the Series D Preferred Stock.

“PTO” has the meaning set forth in Section 3.17(b).

“Registered Intellectual Property” has the meaning set forth in Section 3.17(a)(iii).

“Related Entity” has the meaning set forth in Section 3.23(d).

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the environment, including the movement of Hazardous Substances through or in the air, soil, surface water or groundwater.

“Roadmap” has the meaning set forth in Section 3.32.

“Securities Act” means the Securities Act of 1933, as amended.

“Series A Preferred Stock” has the meaning set forth in Section 3.2(a).

“Series B Preferred Stock” has the meaning set forth in Section 3.2(a).

“Series C Preferred Stock” has the meaning set forth in Section 3.2(a).

“Series D Preferred Stock” has the meaning set forth in Section 3.2(a).

“Specified Stockholders” has the meaning set forth in the recitals.

“Statutory Stockholder Approval” has the meaning set forth in Section 3.4.

“Stockholder” means any holder of Common Stock and, for purposes of Article IX only, any holder of Company Vested Options or Company Warrants with an interest in the Escrow Amount.

“Stockholder Approval Date” has the meaning set forth in Section 6.4.

“Stockholder Representative” has the meaning set forth in Section 2.17.

“Stockholder Representative Expense Amount” has the meaning set forth in Section 2.5(b).

“Stockholders Agreements” has the meaning set forth in Section 3.2(f).

“Subsidiary” means with respect to any Person, (i) any corporation at least a majority of whose outstanding voting stock is owned, directly or indirectly, by such Person or by one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries, (ii) any general partnership, joint venture or similar entity, at least a majority of whose outstanding partnership or similar interests shall at the time be owned by such Person, or by one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries and (iii) any limited partnership of which such Person or any of its Subsidiaries is a general partner. For the purposes of this definition, “voting stock” means shares, interests, participations or other equivalents in the equity interest (however designated) in such Person having ordinary voting power for the election of a majority of the directors (or the equivalent) of such Person, other than shares, interests, participations or other equivalents having such power only by reason of contingency.

“Substitute Options” has the meaning set forth in Section 2.9(a).

“Surviving Corporation” has the meaning set forth in Section 2.1.

“Tax Authority” means the Internal Revenue Service and any other domestic or foreign governmental authority having jurisdiction with respect to any Tax.

“Tax Return” means any return, declaration, report, form or other information filed with a Tax Authority with respect to any Tax, including any claim for refunds of any Tax and any attachment to or any amendment or supplement of any of the foregoing filed or required to be filed with any Tax Authority in connection with the determination, assessment or collection of any Tax or the administration of any laws, regulations or administrative requirements relating to any Tax.

“Taxes” means (a) any and all federal, state, local, foreign or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Tax Authority, including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation, or net worth, and taxes or other charges in the nature of excise, withholding, ad valorem or value added taxes, (b) any liability for payment of amounts described in clause (a) whether as a result of transferee liability, of being a member of an affiliated, consolidated, combined or unitary group for any period, or otherwise through operation of law, and (c) any liability for or in respect of the payment of any amount described in clause (a) or (b) of this definition as a transferee or successor, by contract or otherwise.

“Termination Date” has the meaning set forth in Section 11.1(b).

“Third Party Claim” has the meaning set forth in Section 9.4(a).

“Third Party Product Technology” has the meaning set forth in Section 3.17(i).

“Trademarks” means any trademarks, service marks, trade dress, and logos, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith.

“Transaction Notice” has the meaning set forth in Section 6.4.

“Treasury Shares” means all shares of Common Stock that are owned by the Company as treasury stock immediately prior to the Closing and any shares of Common Stock owned by Buyer or Acquisition Sub immediately prior to the Closing.

“Updated Disclosure” has the meaning set forth in Section 6.14.

“User Data” has the meaning set forth in Section 3.17(a)(vi).

“Voting Agreement” has the meaning set forth in the recitals.